SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
- Press release dated November 13, 2007;
- Press release dated November 14, 2007;
- Press release dated November 15, 2007;
- Report on the third quarter of 2007.

Press Release
NOT FOR RELEASE IN THE UNITED STATES, CANADA OR JAPAN
This announcement is not an offer for sale of the notes in the United States. The notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the Securities Act), or any U.S. state securities laws, and may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act (Regulation S)) except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.
TWO BILLION EURO ENEL BOND ISSUE FOR ITALIAN RETAIL INVESTORS
•	Enel returns to the Italian retail investors Bond market with a new issue. This issue features a minimum lot of 5,000 Euro and a 7-year and one month maturity.

•	Investors can choose between fixed rate and floating rate, with the coupons easy to calculate.

•	The bonds are issued free of subscription fees and commissions. The bonds will be listed on the Mercato Telematico delle Obbligazioni (MOT), organised and managed by Borsa Italiana S.p.A., and will therefore be highly liquid, which will facilitate trading on the secondary market.

•	The offering may be increased up to 3 billion EURO in case of excess of demand.
Rome, November 13, 2007 – CONSOB (the Italian Stock Exchange Regulator) approved the prospectus relating to the offering and listing on the Mercato Telematico delle Obbligazioni (MOT), organised and managed by Borsa Italiana S.p.A., of a maximum aggregate amount of 2 billion euro Enel bonds reserved for Italian retail investors. Such amount may be increased up to 3 billion euro in case of excess of demand. The issue was approved by the Enel Board of Directors on July 26, 2007. The Company will mainly use the funds to partially reimburse the financing received for the joint public tender offer launched by Enel Energy Europe (an Enel subsidiary) and Acciona over the entire share capital of Endesa and recently closed successfully.
Offer period and minimum lot size
The offering will take place from November 19, 2007 to December 7, 2007, unless the offer is closed early, in the cases set out in the prospectus. Investors can subscribe for the fixed or floating-rate bonds with a minimum investment of 5,000 euro, equal to 5 bonds with a par value of 1,000 euro each.

Maturity, transparency and flexibility
Both fixed-rate and floating-rate bonds have a 7-year and one month maturity (due on January 2015). The principal will be repaid in full at maturity. Investors will be able to trade their bonds (in any nominal multiple of 1,000 euro) at any time following the offering period at market prices, since the bonds will be listed on the Mercato Telematico delle Obbligazioni (MOT), organised and managed by Borsa Italiana S.p.A, where performance can be tracked daily in specialised newspapers and on the Internet.
Commissions and tax treatment
Subscribers will not be charged of any subscription fees or commissions. The coupon amount relating to the bonds is intended to be gross of any applicable tax due under Italian taxation laws applicable at the time of payment .The current substitutive tax rate applicable to bond interest is equal to 12.5%.
Fixed-rate bonds
Interest will be paid to the bondholders annually in arrears, except for the first interest period, whose coupon will be paid after one year and one month. The coupon amount on the fixed-rate bonds (ENELTF2007-2015) will be announced within 5 days following the offer period by means of a notice published on a financial newspaper with nationwide distribution and calculated as the sum of the linear interpolation of the 7-year mid swap rate and the 8-year mid swap rate at the end of the offer period and an additional spread to be defined at the end of such period. This spread will be included in a range of 40 and 90 basis points.
During the first six months of 2007, the 7-year mid swap rate ranged from a low of 4.0801% to high of 4.8788%; the 8-year mid swap rate ranged from a low of 4.1030% to high of 4.8985% (Source: Bloomberg).
Floating-rate bonds
Interest will be paid to the bondholders semi-annually in arrears, except for the first interest period, whose coupon will be paid after seven months. For the entire life of the floating-rate bonds (ENELTV2007-2015), the coupon amount will be calculated as the sum of the 6-month EURIBOR (or the 7-month EURIBOR for the first interest period only) and an additional spread, which will be included in a range of 40 and 90 basis points, to be determined at the end of the offer period. Interest will be calculated on the basis of the actual number of days in the interest period. The spread will be announced within 5 days following the offering period by means of a notice published on a financial newspaper with nationwide distribution.
During the first six months of 2007, the 6-month EURIBOR rate ranged from a low of 3.857% to high of 4.315% (Source: Bloomberg).

Underwriting and placement syndicate
Enel has appointed Banca IMI (Intesa Sanpaolo Group) and Bayerische Hypo- und Vereinsbank AG, Milan Branch (UniCredit) (UniCredit Group) as lead managers and offering coordinators. The bonds will be placed by a placement and guarantee syndicate coordinated and directed by Banca IMI e UniCredit and composed of Banca Akros S.p.A., BNP Paribas, Centrobanca S.p.A., Dexia Crediop S.p.A. and MPS Capital Services Banca per le Imprese S.p.A., as well as a list of other distributors which will be filed with CONSOB, deposited at the registered office of the Company and published on “Il Sole 24 Ore” or “MF” or another financial newspaper with nationwide distribution within the first day prior to the beginning of the offering period. Such a notice will also specify the distributors which will place the bonds to the public at large on-line.

Press Release
ENEL PRODUZIONE AND DOLOMITI ENERGIA SIGN MEMORANDUM OF UNDERSTANDING TO DEVELOP HYDRO POWER IN THE PROVINCE OF TRENTO
•	Enel Produzione will sell to Dolomiti Energia 51% of a NewCo for 561 million euros, subject to adjustment, to which it will transfer the hydroelectric operations of the Province of Trento, and to which Enel Rete Gas will transfer 100% of Avisio Energia.

•	The agreement is subject to the granting of an extension of at least 10 years of the hydroelectric concessions involved in the deal and approval of the antitrust authorities.

•	Conti: “This is an important agreement for the development of an invaluable source of renewable energy, contributing to the fight against climate change and the energy security of the country”.
Rome, November 14, 2007 — Enel Produzione SpA and Dolomiti Energia SpA, the latter owned by Tecnofin Trentina SpA (28.07%), Trentino Servizi SpA (24.16%), FT Energia SpA (22%), Fondazione Cassa di Risparmio di Trento e Rovereto (10%) and a number of local Trento utilities and private industrial shareholders, late yesterday evening signed a Memorandum of Understanding (“MoU”) for the development of the hydroelectric power sector in the Province of Trento.
“With this agreement”, remarked Enel CEO Fulvio Conti, “Enel Produzione and Dolomiti Energia have begun an important collaborative initiative, which will help enhance the development of an invaluable source of renewable hydroelectric energy, which the Province of Trento has in abundance. It is an essential resource, making a real contribution to the fight against climate change and the energy security of the country”.
The agreement provides for the sale to Dolomiti Energia of 51% of a NewCo to be formed by Enel Produzione. Before the sale, Enel Produzione will spin off its hydroelectric generation operations in the Province of Trento to the NewCo and Enel Rete Gas SpA will transfer 100% of Avisio Energia SpA, which distributes natural gas in 32 municipalities in the Province of Trento.
The operations being transferred to the NewCo include 14 concessions for major hydroelectric derivations and 22 power plants with a total efficient capacity of 1.4 GW and an annual output of 3.6 TWh, as well as 7 mini-hydro plants (small derivations) with a total efficient capacity of 14 MW with an annual output of about 46 GWh.
The price for the 51% stake in the NewCo being sold to Dolomiti Energia has provisionally been set at 561 million euros and will be paid in full at the time of the sale. The amount may be adjusted in relation to the actual net financial position of the operations transferred to the NewCo at the sale date, as well as the difference between the estimated value of production and actual production of the unit between 2008 and 2010.
Completion of the transaction is also subject to the official definitive extension of the concessions for major hydroelectric derivations that will be transferred to the NewCo, which are currently scheduled to expire on 31 December 2010, by at least 10 years. This extension, once requested by Enel Produzione and provided for by final regulations, will enable the parties to implement fully the business plan they have developed. The sale of the 51% interest in the NewCo to Dolomiti Energia is also subject to receipt of approval of the transaction from the Italian antitrust authorities.
The agreement also gives Dolomiti Energia a call option to acquire an additional interest in the NewCo from Enel Produzione. The option can be exercised by 31 December 2020 subject to the condition that the duration of the concessions for the major hydroelectric concessions held by the unit being transferred to the NewCo is modified.
Exercise of the call option will entitle Dolomiti Energia to acquire 9% of the NewCo if, at the time the option is exercised, its holding in the NewCo is still 51%; otherwise, the capital underlying the call option will be recalculated on a proportionate basis. The strike price of the call option will be based on the initial price of the 51% stake, provisionally set at 561 million euros, subject to adjustment for any extraordinary capital operations or dividend distributions by the NewCo.
The parties to the transaction have undertaken in the MoU to sign the sale contract within 60 days and agree the final text of the NewCo’s bylaws (which will give the two shareholders a reciprocal right of pre-emption) and a shareholders’ agreement under which the parties undertake not to transfer their holdings in the NewCo for a period to be agreed.
Under the MoU, until the date of the shareholders’ meeting called to approve the financial statements for the 2010 financial year, the NewCo will be governed by a board of directors made up of five members, of which two appointed by Dolomiti Energia (one of whom will be elected chairman) and three by Enel Produzione (one of whom will be elected chief executive officer).
In view of these governance arrangements, for the first three years of the shareholders’ agreement Enel Produzione will exercise a dominant influence over the NewCo and, in compliance with the provisions of law and international accounting standards, will therefore consolidate the NewCo on a full line-by-line basis.

Press Release
ENEL: TENDER OFFER FOR RUSSIAN OPERATOR OGK-5 LAUNCHED
•	Enel Investment Holding has launched a public tender offer for the entire share capital of OGK-5 at a price of 4.4275 rubles per share, following the clearance received by the Russian financial markets regulator (FSFR).

•	The tender acceptance period will last 80 days.
Rome, November 15, 2007 – Enel S.p.A. (Enel) announces that its wholly-owned Dutch subsidiary Enel Investment Holding B.V. (EIH) has launched today a mandatory public tender offer for the entire share capital of the generation company OAO OGK-5 (OGK-5) following the clearance received by the Russian financial markets regulator (FSFR). The duty to launch the offer arises from the overcoming the 30% ownership threshold of OGK-5’s share capital by EIH, following the acquisition of a stake of about 7.15% completed on October 26, 2007.
On August 16, 2007, EIH received from the Russian antitrust authority (FAS) the authorization to increase its stake and buy up to 100% of OGK 5’s share capital. This authorization has a validity period of 1 year.
The tender offer affects about 22,231 million OGK-5 shares (equal to 62.85% of the Russian company’s share capital, net of the 37.15% already owned by EIH) and has been launched at a price of 4.4275 rubles per share, fully payable in cash.
The offer price is equal to the highest price paid by the offeror for the acquisition of OGK-5 shares in the last six months. In the event all OGK-5 shareholders accept, the maximum consideration EIH should pay will be about 98,427 million rubles (equal to around 2,742 million euro at the current exchange rate of 35.8926 rubles for 1 euro). The acquisition will be financed with existing credit lines.
OGK-5 shareholders will have 80 days to accept the offer, starting from the official notification of the offer to OGK-5 occurred today.
Set up in 2004 as part of the electricity industry reform, OGK-5 is one of six wholesale generation companies in Russia where the privatization process is underway. Its four thermal plants are strategically located in some of the most developed and fastest growing regions of the country and include:
•	2,400 MW of gas-fired capacity at Konakovskaya in the Tver Region (Central Russia)

•	1,290 MW of gas-fired capacity at Nevinnomysskaya in the Stavropol Region (Southern Russia)

•	3,800 MW of coal-fired capacity at Reftinskaya in the Sverdlovsk Region (Urals)

•	1,182 MW of gas-fired capacity at Sredneuralskaya in the Sverdlovsk Region (Urals).
In the first half of 2007 OGK-5 posted revenues of 13,748 million rubles, an operating profit of 1,370 million rubles and a net income of 1,200 million rubles.
The tender offer for OGK-5 is part of Enel’s strategy aimed at strengthening the Group’s position in the Russian market, where Enel was the first non-Russian player to be awarded generation assets as part of the ongoing liberalization and privatization of the electricity sector.
Enel is a vertically integrated Group in Russia. In addition to the stake in OGK-5, the Enel Group currently owns 40% of the Severnaya Energia consortium (previously named Enineftegaz), with Eni holding the remaining 60%. The consortium has acquired a number of promising natural gas assets (OAO Arcticgaz, Urengoil and OAO Neftegaztechnologia). Moreover, the Enel Group also holds 49.5% of RusEnergoSbyt, the country’s leading independent electricity supplier.

Report on the
3rd Quarter of 2007

The Enel structure
Corporate
Enel SpA

	Domestic Generation and	Domestic Infrastructure and
Domestic Sales Division	Energy Management Division	Networks Division
> Enel Distribuzione	> Enel Produzione	> Enel Distribuzione

> Enel Energia	> Enel Trade	> Enel Rete Gas
(formerly Enel Gas)

> Enel.si		> Enel Sole

> Deval		> Deval

Services and Other
International Division		Activities
> Slovenské elektrárne	> Enel Viesgo Generación	> Enel Servizi

> Enel Maritza East 3	> Enel Viesgo Energía	> Sfera
(formerly Maritza East III Power Company)

> Enel Operations Bulgaria	> Enel Unión Fenosa Renovables	> Dalmazia Trieste
(formerly Maritza East 3 Operating Company)

> Enel North America	> Electra de Viesgo Distribución	> Enelpower

> Enel Latin America	> Enel Viesgo Servicios	> Enel.NewHydro

> Enel Panama	> RusEnergoSbyt	> Enel.Factor

> Enel Fortuna	> Enineftegaz	> Enel.Re

> Enel Distributie Banat	> Enel France
(formerly Enel Electrica Banat)

> Enel Distributie Dobrogea	> Enel Erelis
(formerly Enel Electrica Dobrogea)

> Enel Energie	> Enelco

> Enel Romania (formerly Enel Servicii)

> Enel Servicii Comune

Foreword
The consolidated report at September 30, 2007 has been prepared in compliance with the IFRS-EU and with Consob Regulation no. 11971/1999 and subsequent amendments.
The recognition and measurement criteria adopted in the consolidated financial statements at September 30, 2007, which have not been audited, are consistent with those used to prepare the consolidated financial statements at December 31, 2006 and the consolidated financial statements at September 30, 2006, supplemented by the recognition and measurement policies for mining businesses as concerns tangible and intangible assets following the acquisition of former Yukos assets in the 2nd Quarter of 2007. This operation is discussed in greater detail in the half-year report at June 30, 2007.

Summary of results
Highlights

3rd Quarter			First nine months

2007	2006		2007	2006

		Income data (millions of euro)
9,903	9,556	Revenues	28,760	28,621
2,249	1,903	Gross operating margin	6,711	6,264
1,617	1,320	Operating income	4,751	4,885
705	693	Net income before minority interests	2,753	2,720
696	662	Group net income	2,678	2,640

		Financial data (millions of euro)
		Net capital employed	43,745	30,715	(1)
		Net financial debt	24,769	11,690	(1)
		Shareholders’ equity (including minority interests)	18,976	19,025	(1)
		Cash flow from operations	3,910	5,403
		Capital expenditure on tangible and intangible assets	2,518	1,795

		Per share data (euro)
		Group net income per share in circulation at period-end	0.43	0.43
		Group shareholders’ equity per share in circulation at period-end	2.95	2.99	(1)

		Operating data
43.1	40.9	Electricity sold by Enel (TWh) (2)	127.4	117.0
69.0	67.4	Electricity transported on the Enel distribution network (TWh) (3)	201.1	199.9
0.9	0.7	Gas sales (billions of cubic meters)	3.9	4.3
0.5	0.5	- of which to end users (billions of cubic meters)	2.9	3.2
32.1	35.7	Net electricity generated by Enel (TWh)	95.9	98.6
		Employees at period-end (no.)	56,057	58,548	(1)

		Market indicators
		Average Brent oil price ($/bbl)	67.1	67.0
		Average price of low-sulfur fuel oil ($/t) (4)	335.4	329.9
		Average price of coal ($/t fob) (5)	50.9	48.2
		Average dollar/euro exchange rate	1.344	1.245
		Six-month Euribor rate (average for the period)	4.24%	3.07%

(1)	At December 31, 2006.

(2)	Excluding sales to resellers.

(3)	Excluding power transported in the previous period but recognized commercially in the two reference periods, equal to 1.3 TWh and 0.6 TWh in the first nine months of 2007 and the first nine months of 2006, respectively.

(4)	Platt’s CIF Med index.

(5)	Coal Week International index for the mix considered by the Authority for Electricity and Gas.

Highlights of results in the first nine months of 2007
In the first nine months of 2007, revenues came to €28,760 million, substantially in line (up 0.5%) with the same period of 2006.
The gross operating margin amounted to €6,711 million, compared with €6,264 million for the first nine months of 2006, an increase of €447 million or 7.1%, with growth being registered across all Divisions, partially offset by lower margins for the Parent Company and for Services and Other Activities.
Operating income in the first nine months of 2007 totaled €4,751 million for the first nine months of 2007, a decrease of €134 million or 2.7%. The decline essentially reflects the income generated in 2006 from the exchange of 30.97% of Wind for 20.9% of Weather Investments in the amount of €263 million.
Group net income amounted to €2,678 million, compared with €2,640 million in the year-earlier period (up 1.4%), which included the income from the Wind-Weather equity exchange.
Net financial debt at September 30, 2007 came to €24,769 million, an increase of €13,079 million over the €11,690 million at December 31, 2006, mainly related to the significant foreign acquisitions in progress at the balance-sheet date. The ratio of debt to equity at September 30, 2007 was 1.31, compared with 0.61 at the end of 2006.
Group employees at September 30, 2007 numbered 56,057, a decrease of 2,491 employees from the 58,548 at the end of 2006. The decline is mainly due to the negative balance of 2,635 between new hires and terminations.

Regulatory and rate issues
Liberalization of electricity sales
On June 18, 2007, the Government issued Decree Law 73/2007 (ratified with Law 125 of August 3, 2007) in the run up to the subsequent opening of the electricity market to residential customers, which took place on July 1, 2007. The measure establishes:
▪	the obligation for corporate separation between distribution and sales activities for distribution companies with more than 100,000 customers;

▪	provisions to ensure non-discriminatory access to metering data;

▪	provisions to ensure the supply of electricity by distribution companies, or related sales companies, to residential customers and small businesses that do not opt for the free market (the “enhanced protection market”). For these customers, the provisioning of electricity shall be guaranteed by the Single Buyer. The standard conditions and reference prices for the service are determined by the Authority for Electricity and Gas;

▪	the presence of a safeguard supplier, selected by tender, for customers not eligible for enhanced protection (businesses with more than 50 employees or annual revenues of more than €10 million) that do not opt for the free market or that should find themselves without a supplier (the “safeguard market”). Until the completion of the tender (the rules for which will be established in a decree of the Minister for Economic Development), these customers will temporarily be provided service by distribution or related sales companies without any intermediation by the Single Buyer.
In accordance with the provisions specified above, Enel Distribuzione and Deval will no longer be directly providing service to the customers of the regulated market, now replaced by the enhanced protection and safeguard markets described above. Supply to customers that do not exercise the option to receive service on the free market and that are eligible for the enhanced safeguards mechanism (residential customers and small businesses with fewer than 50 employees and annual revenues of less than €10 million) will be handled by special-purpose companies established within 180 days of the date on which the aforementioned decree went into effect. These newly-established companies will continue to obtain power from the Single Buyer in order to serve these customers.

The “Bersani” bill
As regards the regulations governing derivatives connected with physical markets for electricity and gas, which are contained in the “Bersani” bill, Legislative Decree 164 of September 17, 2007, in implementation of Directive 2004/39/EC concerning markets in financial derivatives, amended the Consolidated Law on Financial Intermediation (Legislative Decree 58 of February 24, 1998), granting access to regulated markets in electricity derivatives to electricity companies as well as financial institutions. The decree also specifies the division of responsibilities between Consob and the Authority for Electricity and Gas for these markets.
Electricity import contracts
Enel has two contracts for the import of electricity, one with EdF (on the French border, terminating on December 31, 2007) and the other with Atel (on the Swiss border, terminating on December 31, 2011). The power imported under the contract with Atel is sold to the Single Buyer at a set price and is used to supply the enhanced protection market.
For 2007, with a decree of December 15, 2006, the Minister for Economic Development decided:
▪	to maintain the sale price to the Single Buyer at €66/MWh in 2007, also providing for the possible indexing of that value to wholesale electricity prices in Italy using a mechanism to be established in accordance with criteria defined by the Authority. With Resolution no. 82/07, the Authority established the procedure for the quarterly adjustment of the price, which has been set at €66.28/MWh for the 2nd Quarter of 2007, at €63.75/MWh for the 3rd Quarter and at €62.46/MWh for the 4th Quarter;
▪	to maintain retained the capacity reserve on the Swiss border with regard to the contract with Atel, with the joint agreement of Italian and Swiss authorities;
▪	to not maintain the import capacity reserve on the Italian-French border for the long-term contract with EdF. Accordingly, in 2007 the electricity under the contract will be sold by Enel in foreign markets, mainly in France.
Enel’s appeal to the French Administrative Court against the decision of the French regulator (CRE) of December 2005 that it would not reserve any import capacity for the performance of the contract between Enel and EdF for 2006 was denied by the French Council of State in its ruling no. 289687 of March 30, 2007.

Significant events in the 3rd Quarter of 2007
Public tender offer for Endesa
On July 2, 2007, Enel and Acciona, in application of previous market announcements, adjusted the offer price set in the public tender offer launched for 100% of Endesa to take account of the dividend distributed to Endesa shareholders. The new price was therefore set at €40.16 per share, being the difference between the €41.30 price per share announced on April 11, 2007 and the dividend of €1.14 per share approved by the Endesa shareholders on June 20 and paid on July 2, 2007.
On July 5, 2007, the European Commission approved the operation undertaken jointly by Enel and Acciona to acquire exclusive control of Endesa by way of a public tender offer.
On July 25, the Board of Directors of Spain’s Comisión Nacional del Mercado de Valores (CNMV) authorized the takeover bid for 100% of Endesa shares launched by Acciona and Enel Energy Europe (EEE) and on July 27, the Spanish Council of Ministers authorized EEE to exercise the voting rights attaching to the shares it holds subsequent to the closure of the public tender offer made together with Acciona.
On July 30, 2007, the acceptance period for the joint offer for Endesa shares began. It closed on October 1, 2007. The offer price is €40.16 per share in cash.
On August 3, 2007, Enel and Acciona filed an administrative appeal against a number of the conditions imposed by the resolution of the Board of the Spanish National Energy Commission (CNE) dated July 4, 2007 authorizing the acquisition of Endesa shares through a public tender offer.
On September 25, 2007, the Special Shareholders’ Meeting of Endesa approved amendments to the bylaws, including the removal of the ceiling on the exercise of voting rights attached to shares, previously set at 10%. This thereby removed one of the two conditions determining the effectiveness of the public tender offer.
Acquisition of control of Porto Empedocle regasification terminal
On July 2, 2007, following up on the agreements reached in December 2005, Enel Trade completed the acquisition of 90% of Nuove Energie Srl, which is developing a regasification terminal at Porto Empedocle (Agrigento).
With the acquisition, Enel confirms its objective of building a new regasification terminal, an essential part of diversifying energy sources, boosting the flexibility of supply and enhancing the security of Italy’s gas system.
Construction of the plant will involve an estimated investment of more than €600 million, with the facility scheduled to enter service in 2011. The process of obtaining authorizations is at an advanced stage, as the Ministry for the Environment has already issued a positive environmental impact opinion for the land works and given the safety feasibility approval envisaged under the Seveso Law.
Protocol between Enel and the Region of Sardinia on renewables and developing industry on the island
On July 5, 2007, Enel and the Region of Sardinia signed a protocol of understanding to foster the development of renewables and ensure supply of power at competitive prices to strategically important enterprises that operate on the island.
Specifically, under the agreement the parties are mutually committed to expanding existing wind plants or build new wind facilities for a total capacity of 160 MW.
Completion of acquisition of an additional stake in OGK-5
On July 11, 2007, Enel completed the acquisition of an additional 4.96% of OAO OGK-5 (OGK-5), the Russian electricity generation company, for which about $281 million (about €210 million) was paid on June 22. Thus, Enel indirectly owns 29.99% of the share capital of OGK-5 at September 30, 2007.
On August 16, the FAS (the Russian antitrust authority) authorized Enel to increase its stake to 100% of OGK-5. This authorization is valid for one year.
Enel-Saudi Arabia cooperation agreement
On July 20, 2007 Enel and the Saudi Arabian General Investment Authority (SAGIA) signed a Memorandum of Understanding to foster the introduction of advanced environmentally friendly technologies in that country and the launch of joint research and development projects in the energy sector.
Bond issues
On July 26, 2007, the Enel’s Board of Directors approved the issue of one or more bonds to be placed with institutional investors or retail investors, to be listed (in whole or in part) on one or more regulated markets by June 30, 2008, with a total maximum amount of €10 billion. The operation is part of the program to refinance Enel’s debt, in particular the €35 billion credit facility (reduced to €30 billion in June, to €28 billion in September and to €23 billion in October) to finance the announced public tender offer for Endesa shares.
As a result, on September 13, 2007, Enel, through its subsidiary Enel Finance International, carried out a multi-tranche bond issue for a total value of $3.5 billion (about €2.5 billion), structured as follows:
▪	$1 billion (about €0.7 billion) 5.70% five-year fixed-rate note;

▪	$1.5 billion (about €1.1 billion) 6.25% ten-year fixed-rate note;
▪	$1 billion (about €0.7 billion) 6.80% thirty-year fixed-rate note.
The facility was entirely hedged with cross currency swaps that linked each tranche to a fixed rate in euro.
The bond issue, carried out by a pool of banks, attracted subscriptions of about $6 billion, much greater than the supply.
Investment in solar energy
On August 24, 2007 Enel announced investments of about €300 million in solar energy by 2010. The program provides for the construction of plants with more than 35 MW of capacity, avoiding emissions of about 30 thousand metric tons of carbon dioxide (CO2).
Distribution of interim dividend for 2007 approved
On September 5, 2007 the Board of Directors of Enel SpA approved the distribution of an interim dividend of €0.20 per share. The interim dividend will be paid as from November 22, 2007, with an ex-dividend date of November 19, 2007.

Subsequent events and outlook
Subsequent events
Public tender offer for Endesa
On October 5, 2007, the Comisión Nacional del Mercado de Valores announced that acceptance of the offer amounted to 46.05% of Endesa’s share capital, of which 45.62% (equal to 483,060,017 shares) was tendered in the offer in Spain and 0.43% (equal to 4,541,626 ADS) was tendered in the offer in the United States. As a result, the other condition for the effectiveness of the tender offer, namely the acceptance of the offer by shareholders representing more than 50% of the share capital of Endesa including those shares already held directly and indirectly by the offerors, has been satisfied. In accordance with the agreements between Enel and Acciona, following completion of the takeover, Enel, through EEE, has acquired 42.08% of the share capital of Endesa (equal to 445,522,261 shares), while Acciona has acquired 3.97% (equal to 42,079,382 shares). Therefore, following completion of the takeover bid, Enel owns 67.05% of Endesa’s share capital (equal to 709,923,858 shares), while Acciona directly and indirectly holds 25.01% (equal to 264,793,905 shares).
On October 18, 2007, the Board of Directors of Endesa appointed a number of new board members in order to ensure that its composition reflects the ownership structure resulting from the outcome of the public tender offer.
On October 22, 2007, the Spanish Ministry of Industry, Tourism and Trade partially upheld the administrative appeal filed by Enel and Acciona against certain conditions imposed by the Spanish National Energy Commission (CNE) on the public tender offer for Endesa.
Acquisition of further stake in OGK-5
On October 24, 2007, Enel, through its subsidiary Enel Investment Holding (EIH), entered into an agreement for the purchase from Credit Suisse of about 2,529.4 million shares of OGK-5, representing about 7.15% of the company’s share capital, at a price of 4.2574 rubles per share, for a total of 10,769 million rubles (equal to about €304 million).
Upon the completion of the acquisition, Enel now holds about 37.15% of OGK-5 and, having exceeded the threshold of 30% will be required under Russian law to launch a public tender offer for the entire share capital of the Russian generation company at a price of not less than 4.4275 rubles per share, the latter being the highest price paid by the offeror over the last six months.

Acquisition of Blue Line
On October 24, 2007, Enel, through its subsidiary Enel Investment Holding, completed the acquisition for about €1.1 million of 100% of Blue Line, a Romanian company which owns the rights to develop wind-power projects in the Dobrogea region, with an overall future potential capacity of about 200 MW.
The projects are under development and are expected to become operational in 2010.
Outlook
With its acquisition of 67.05% of Endesa and the strengthening of its position in Russia through the acquisition of a stake in the OGK-5 generation company, of which Enel intends to acquire control, Enel has substantially completed its international expansion and thus has been transformed into a multinational company in the energy sector.
The operating cash flows generated by the companies acquired and the Enel Group as a whole will ensure sufficient resources to meet the financial commitments associated with such operations and to continue the dividend policy announced to the markets.
Work also continues on the programs to achieve operating excellence and growth in the domestic free market, as well as the investment plans for research and in the area of renewable energy resources. It is expected that the new international scale achieved and all of the activities envisaged for the various areas will generate positive effects in 2007, with performance for the year forecast to improve on 2006.

Operating review
Electricity generation and demand
Domestic electricity flows

3rd Quarter				Millions of kWh	First nine months
2007	2006	Change			2007	2006	Change

				Gross electricity generation:
65,545	64,883	662	1.0%	- thermal	194,023	196,337	(2,314)	-1.2%
10,984	12,167	(1,183)	-9.7%	- hydroelectric	30,663	34,327	(3,664)	-10.7%
2,334	1,996	338	16.9%	- geothermal and other resources	7,262	6,366	896	14.1%
78,863	79,046	(183)	-0.2%	Total	231,948	237,030	(5,082)	-2.1%

(3,192)	(3,116)	(76)	-2.4%	Auxiliary services consumption	(9,542)	(9,716)	174	1.8%

75,671	75,930	(259)	-0.3%	Net electricity generation	222,406	227,314	(4,908)	-2.2%

10,535	10,697	(162)	-1.5%	Net electricity imports	35,724	31,386	4,338	13.8%

86,206	86,627	(421)	-0.5%	Electricity delivered to the network	258,130	258,700	(570)	-0.2%

(1,652)	(2,085)	433	20.8%	Consumption for pumping	(5,505)	(6,510)	1,005	15.4%

84,554	84,542	12	0.0%	Electricity demand	252,625	252,190	435	0.2%
Source: Terna — Rete Elettrica Nazionale (Monthly report — September 2007).
▪	Domestic electricity demand in the 3rd Quarter of 2007 was substantially in line with the same period of 2006, while it grew 0.2% in the first nine months of 2007, reaching 252.6 billion kWh at September 30, 2007. Of this total, 85.9% was met by net domestic electricity generation for consumption (87.6% in the first nine months of 2006), with the remaining 14.1% being met by net electricity imports (12.4% in the first nine months of 2006);

▪	net electricity imports in the first nine months of 2007 increased by 4.3 billion kWh, essentially owing to the decline in electricity prices in other European countries from their high levels in early 2006, which had prompted electricity companies to reduce imports;

▪	mainly as a result of higher imports and the demand for electricity in line with the same period of last year, gross electricity generation declined by 5.1 billion kWh or 2.1% in the first nine months of 2007. The period saw a decrease in hydroelectric generation (down 3.7 billion kWh) and in thermal generation (down 2.3 billion kWh), partially offset by the increase in generation from geothermal and other sources (up 0.9 billion kWh).

Enel generation and sales
Enel generation and sales (domestic)

3rd Quarter				Millions of kWh	First nine months
2007	2006	Change			2007	2006	Change

23,824	26,988	(3,164)	-11.7%	Net electricity generation	69,862	80,132	(10,270)	-12.8%
43,025	40,369	2,656	6.6%	Electricity purchases	122,895	119,783	3,112	2.6%
25,190	26,163	(973)	-3.7%	Sales to wholesalers (1)	71,041	76,650	(5,609)	-7.3%
26,495	30,545	(4,050)	-13.3%	Sales on the enhanced protection and safeguard markets (2)	78,035	91,824	(13,789)	-15.0%
10,126	5,364	4,762	88.8%	Sales on the free market (2)	28,508	15,224	13,284	87.3%
65,694	64,249	1,445	2.2%	Electricity transported on Enel’s distribution network (3)	191,642	190,551	1,091	0.6%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.

(3)	Excluding power transported in the previous period but recognized commercially in the two reference periods, equal to 1.3 TWh and 0.6 TWh in the first nine months of 2007 and the first nine months of 2006 respectively.
▪	Enel’s net domestic electricity generation fell by 11.7% and by 12.8% in the 3rd Quarter and in the first nine months of 2007, respectively. Specifically, the decrease in the first nine months of 2007 was largely due to the decline in thermal generation (down 8.0 billion kWh) and hydroelectric generation (down 2.4 billion kWh);

▪	electricity purchases grew by 2.6% in the first nine months of 2007, primarily due to the 6.6% increase in the 3rd Quarter;

▪	sales to wholesalers fell by 3.7% in the 3rd Quarter and by 7.3% in the first nine months of the year, mainly due to the decrease in volumes sold to resellers.
As for overall sales to the final consumer, Enel’s market share in the first nine months of 2007 came to 45.1% (about 45.3% in the corresponding period of 2006). In particular:
▪	sales on the enhanced protection and safeguard markets decreased by 15.0% (13.8 billion kWh) in the first nine months of 2007 (down 13.3% and 4.0 billion kWh in the 3rd Quarter), primarily due to the gradual opening of the market, which gave rise to an increase of 87.3% (13.3 billion kWh) in sales on the free market (up 88.8% and 4.8 billion kWh in the 3rd Quarter);

▪	total electricity transported on Enel’s distribution network in the first nine months of 2007 remained substantially in line with the same period of 2006, while it rose by 2.2% in the 3rd Quarter.

Enel generation and sales (abroad)

3rd Quarter				Millions of kWh	First nine months
2007	2006	Change			2007	2006	Change

8,222	8,695	(473)	-5.4%	Net electricity generation	26,028	18,486	7,542	40.8%
6,430	5,028	1,402	27.9%	Electricity sold to end users (1)	20,814	9,988	10,826	108.4%
3,241	3,096	145	4.7%	Electricity transported on Enel’s distribution network	9,438	9,318	120	1.3%

(1)	Excluding sales to resellers.
▪	Enel’s net electricity generation abroad in the first nine months of 2007 came to 26.0 billion kWh, an increase of 7.5 billion kWh, mainly attributable to the change in the scope of consolidation as a result of the acquisitions of Slovenské elektrárne and the Panamanian companies;

▪	electricity sales in the first nine months of 2007 increased by 10.8 billion kWh, mainly thanks to the contribution of the Russian energy trading company RusEnergoSbyt, which has been consolidated since the end of June 2006;

▪	energy transported in the first nine months of 2007 came to 9.4 billion kWh, broadly in line with the figure for the corresponding period of 2006.
Main changes in the scope of consolidation
The scope of consolidation in the first nine months of 2007 changed with respect to the first nine months of 2006 as a result of the following main transactions:
▪	acquisition of a 66% interest in Slovenské elektrárne, a Slovakian generation company, on April 28, 2006;

▪	sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholders. As a result, the company is being consolidated on a proportionate basis as of that date;

▪	acquisition of the remaining 40% interest in Enel Maritza East 3 (formerly Maritza East III Power Company) on June 14, 2006. Following this transaction, the Group holds a 73% stake in Enel Maritza East 3, a Bulgarian generation company;

▪	acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company), which is responsible for the maintenance of the Enel Maritza East 3 plant;

▪	acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). Enel now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;

▪	acquisition, on July 13, 2006, of a 100% stake in Erelis, a company that develops wind plants in France;

▪	acquisition, on August 1, 2006, of a 100% stake in Enel Panama (formerly Hydro Quebec Latin America), which, together with Globeleq (a private equity fund), exercised joint control over Fortuna, which is consolidated on a proportionate basis. On February 2, 2007, with the acquisition of the entire capital of the Panamanian company Enel Fortuna (formerly Globeleq Holdings Fortuna), Enel acquired full control of Fortuna. Accordingly, as from that date the latter is fully consolidated;

▪	acquisition, on October 6, 2006, through Enel Brasil Partecipações, a subsidiary of Enel Latin America, of 100% of ten companies of the Rede Group that own twenty mini-hydro plants;

▪	acquisition, on April 4, 2007, of a set of assets in the gas sector by Enineftegaz, a company jointly controlled by Artic Russia (formerly Eni Russia), a joint venture in which Enel has a stake of 40% and Eni 60%. As Enel exercises joint control, Enineftegaz is consolidated on a proportionate basis without taking account of the possible exercise of the call option by Gazprom;

▪	acquisition, on July 2, 2007, of 90% of Nuove Energie, a company that builds and operates LNG regasification infrastructures.
The balance sheet effects of the consolidation changes do not affect the comparability of the figures for the reference periods and are discussed in the comments on results by Division.

Results by Division
The Domestic Sales Division, Domestic Generation and Energy Management Division, Domestic Infrastructure and Networks Division and International Division, along with the Parent Company and Services and Other Activities, represent the organizational structure adopted by the Group. The results of these Divisions are considered by management in assessing Group performance.
Following the transfer of the “large electricity users” unit (customers with annual consumption of more than 100 million kWh) from Enel Trade to Enel Energia, effective as of April 1, 2006, the figures for the unit for the 1st Quarter of 2006 were reallocated from the Domestic Generation and Energy Management Division to the Domestic Sales Division for comparative purposes.

Results by Division for the 3rd Quarter of 2007 and 2006
Segment information — 3rd Quarter of 2007 (1)

		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	Internat.	Company	Activities	adjustments	Total

Revenues from third parties	5,434	3,233	119	1,006	151	32	(72)	9,903
Revenues from other segments	15	1,326	1,274	14	60	242	(2,931)	—
Total revenues	5,449	4,559	1,393	1,020	211	274	(3,003)	9,903

Net income/(charges) from commodity risk management	8	(68)	—	91	(1)	—	—	30

Gross operating margin	76	950	976	246	(36)	38	(1)	2,249

Depreciation, amortization and impairment losses	35	234	214	126	4	19	—	632

Operating income	41	716	762	120	(40)	19	(1)	1,617

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(412)
Income taxes	—	—	—	—	—	—	—	500

Net income (Group and minority interests)	—	—	—	—	—	—	—	705
Segment information — 3rd Quarter of 2006 (1)

		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	Internat.	Company	Activities	adjustments	Total

Revenues from third parties	5,123	2,975	127	859	180	62	230	9,556
Revenues from other segments	15	839	1,186	2	104	210	(2,356)	—
Total revenues	5,138	3,814	1,313	861	284	272	(2,126)	9,556

Net income/(charges) from commodity risk management	2	(182)	—	(1)	1	—	—	(180)

Gross operating margin	12	795	788	244	41	44	(21)	1,903

Depreciation, amortization and impairment losses	32	247	200	80	3	21	—	583

Operating income	(20)	548	588	164	38	23	(21)	1,320

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(202)
Income taxes	—	—	—	—	—	—	—	425

Net income (Group and minority interests)	—	—	—	—	—	—	—	693

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the period.

Results by Division for the first nine months of 2007 and 2006
Segment information for the first nine months of 2007 (1)

		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	Internat.	Company	Activities	adjustments	Total

Revenues from third parties	16,029	8,856	457	3,029	484	119	(214)	28,760
Revenues from other segments	37	3,527	3,680	47	176	701	(8,168)	—
Total revenues	16,066	12,383	4,137	3,076	660	820	(8,382)	28,760

Net income/(charges) from commodity risk management	(73)	2	—	72	(1)	—	—	—

Gross operating margin	191	2,861	2,758	873	(101)	135	(6)	6,711

Depreciation, amortization and impairment losses	173	699	634	382	12	60	—	1,960

Operating income	18	2,162	2,124	491	(113)	75	(6)	4,751

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(324)
Taxes	—	—	—	—	—	—	—	1,674

Net income (Group and minority interests)	—	—	—	—	—	—	—	2,753

Operating assets	7,648	17,142	17,459	11,877	904	2,723	(3,611)	54,142
Operating liabilities	6,166	3,892	3,617	4,192	1,458	2,296	(2,991)	18,630
Capital expenditure	24	781	1,001	671	5	36	—	2,518

Segment information for the first nine months of 2006 (1)

		Domestic	Domestic
		Generat.	Infrastruc.			Services	Eliminations
	Domestic	and Energy	and		Parent	and Other	and
Millions of euro	Sales	Management	Networks	Internat.	Company	Activities	adjustments	Total

Revenues from third parties	15,848	9,537	529	2,121	695	160	(269)	28,621
Revenues from other segments	66	2,182	3,551	4	171	622	(6,596)	—
Total revenues	15,914	11,719	4,080	2,125	866	782	(6,865)	28,621

Net income/(charges) from commodity risk management	(4)	(534)	—	(1)	(5)	—	—	(544)

Gross operating margin	166	2,653	2,524	617	175	141	(12)	6,264

Income from equity exchange transaction	—	—	—	—	263	—	—	263
Depreciation, amortization and impairment losses	81	684	602	202	10	63	—	1,642

Operating income	85	1,969	1,922	415	428	78	(12)	4,885

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(491)
Taxes	—	—	—	—	—	—	—	1,674

Net income (Group and minority interests)	—	—	—	—	—	—	—	2,720

Operating assets (2)	6,948	16,752	16,875	10,008	1,013	1,771	(3,352)	50,015
Operating liabilities (2)	6,272	4,019	4,042	4,037	1,275	1,128	(2,884)	17,889
Capital expenditure	22	526	979	228	3	37	—	1,795

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the period.

(2)	Figures at December 31, 2006.

The following table reconciles consolidated assets and liabilities and the segment figures.

Millions of euro
	at Sept. 30, 2007	at Dec. 31, 2006

Total assets	73,341	54,500
Financial assets, cash and cash equivalents	15,871	2,107
Tax assets	3,328	2,378
Segment assets	54,142	50,015
- of which:
Domestic Sales	7,648	6,948
Domestic Generation and Energy Management	17,142	16,752
Domestic Infrastructure and Networks	17,459	16,875
International	11,877	10,008
Parent Company	904	1,013
Services and Other Activities	2,723	1,771
Eliminations and adjustments	(3,611)	(3,352)

Total liabilities	54,365	35,475
Loans and other financial liabilities	30,535	14,661
Tax liabilities	5,200	2,925
Segment liabilities	18,630	17,889
- of which:
Domestic Sales	6,166	6,272
Domestic Generation and Energy Management	3,892	4,019
Domestic Infrastructure and Networks	3,617	4,042
International	4,192	4,037
Parent Company	1,458	1,275
Services and Other Activities	2,296	1,128
Eliminations and adjustments	(2,991)	(2,884)

Domestic Sales
The Domestic Sales Division is responsible for commercial activities, with the objective of creating an integrated package of electricity and gas products and services for end users. The activities are carried out by:
•	Enel Distribuzione and Deval (the operations of the latter are limited to the Valle d’Aosta region) for the sale of electricity on the enhanced protection and safeguard markets;

•	Enel Energia (formerly Enel Gas) for the sale of electricity on the free market and the sale of natural gas to end users;

•	Enel.si, which is responsible for engineering and franchising.
Regulatory and rate issues
Electricity
Rates and rate updates
With Resolution no. 237/07 of September 27, 2007, the Authority for Electricity and Gas established the new dual on-peak/off-peak charges, differentiating between the hours in the F1 time band and those in the F2 and F3 time bands. End users covered by the enhanced protection system and equipped with the appropriate meters, and all customers who had already opted for on-peak/off-peak rates by July 1, 2007 will be able to select the new terms of supply commencing October 1, 2007.

With Resolution no. 238/07 of September 27, 2007, the Authority updated electricity rates and price terms for the enhanced protection system for the October-December 2007 quarter, increasing the average charge to end users by about €3.8/MWh, or 2.4%. In particular, the Authority raised the rate component covering the cost of raw material and ancillary services by 5.6% (up €5.1/MWh) and lowered the UC1 component, covering past deficits, by about 24% (down €1.3/MWh).
Rules for the sale of CIP 6 electricity by the Electricity Services Operator (ESO)
The decree of the Minister for Economic Development of December 14, 2006 confirmed for 2007 the sale of CIP 6 energy on the Power Exchange by the ESO and the pro rata assignment of such energy to those requesting it, using contracts for differences, based on average annual electricity consumption. The decree reduced the share going to the Single Buyer to 35%, while the strike price of the contracts for differences was set at €64/MWh for the 1st Quarter of 2007 and is adjusted during the year in the manner specified by the Authority for Electricity and Gas in relation to developments in the price index referred to in Article 5 of the decree of the Minister for Productive Activities of December 19, 2003. The total quantity assigned for 2007 was 5,400 MW, of which

3,510 MW to the free market (639 MW to Enel) and 1,890 MW to the enhanced protection and safeguard markets.
In Resolution no. 82/07, the Authority also established procedures for adjusting the price for the sale of CIP 6 energy on a quarterly basis. The price was set at €59.94/MWh for the 2nd Quarter of 2007, €53.64/MWh for the 3rd Quarter and €62.60/MWh for the 4th Quarter.
Gas
Rates and rate updates
With Resolution no. 240/07, the Authority for Electricity and Gas updated the natural gas sale cost component (QVD), increasing it by 11.7%. The Authority also announced a subsequent measure systematically revising the remuneration procedures for retail sales activity, both in terms of the level of recognized costs and the breakdown of the price component to cover such costs.
With Resolution no. 242/07, the Authority updated the rates for natural gas supplies for the 4th Quarter of 2007 in accordance with the method introduced in Resolution no. 134/06, raising the raw materials component by 5.7% compared with the previous quarter.
Supplier of last resort
On September 21, 2007, Enel filed an application to participate in the open procedure to select natural gas suppliers of last resort for thermal year 2007-2008. Such suppliers are responsible for ensuring natural gas supplies to end users with a consumption of less than 200,000 cubic meters who have been left without a supplier for reasons beyond their control. The procedure identifies a supplier of last resort for each of the five supply macro-areas into which the country is divided. The retail companies thus selected undertake to supply a specific annual quantity of gas at the price bid in the tender.
With Resolution no. 243/07, the Authority published the ranking of bids, which identifies Enel Energia as supplier of last resort for a maximum quantity of gas totaling 30 million cubic meters in the Emilia Romagna, Liguria, Tuscany, Umbria, Marche and upper Lazio macro-area.

Operating performance of the Domestic Sales Division

3rd Quarter			Millions of euro	First nine months

2007	2006	Change		2007	2006		Change

5,449	5,138	311	Revenues	16,066	15,914		152
			Net income/(charges) from
(8)	2	(6)	commodity risk management	(73)	(4)		(69)
76	12	(64)	Gross operating margin	191	166		25
41	(20)	61	Operating income	18	85		(67)

			Operating assets	7,648	6,948	(1)	700
			Operating liabilities	6,166	6,272	(1)	(106)
			Employees at period-end (no.)	4,991	5,176	(1)	(185)
			Capital expenditure	24	22		2

(1) At December 31, 2006.
Electricity sales

3rd Quarter				Millions of kWh	First nine months

2007	2006	Change			2007	2006	Change

				Sales on enhanced protection and safeguard markets:
1,212	1,198	14	1.2%	- high-voltage	3,526	3,649	(123)	-3.4%
2,503	4,143	(1,640)	-39.6%	- medium-voltage	7,576	12,556	(4,980)	-39.7%
22,780	25,204	(2,424)	-9.6%	- low-voltage	66,933	75,619	(8,686)	-11.5%
26,495	30,545	(4,050)	-13.3%	Total	78,035	91,824	(13,789	-15.0%

				Sales on free market:
3,183	2,749	434	15.8%	- high-voltage	10,251	8,779	1,472	16.8%
3,370	1,842	1,528	83.0%	- medium-voltage	9,452	4,764	4,688	98.4%
3,573	773	2,800	—	- low-voltage	8,805	1,681	7,124	—
10,126	5,364	4,762	88.8%	Total	28,508	15,224	13,284	87.3%

36,621	35,909	712	2.0%	TOTAL	106,543	107,048	(505)	-0.5%
Electricity sold on the enhanced protection and safeguard markets in the first nine months amounted to 78.0 billion kWh, down 13.8 billion kWh from the same period of the previous year, owing primarily to the increase in market liberalization, which led to an increase of 13.3 billion kWh in the volume of energy sold on the free market over the year-earlier period.

Gas sales and customers

3rd Quarter				First nine months

2007	2006	Change		2007	2006	Change

			Gas sold (millions of cubic meters)
242	261	(19)	Enel Group network	1,752	2,308	(556)
269	203	66	Third-party network	1,146	890	256
511	464	47	Total	2,898	3,198	(300)

			Customers at end of period (no.)
			Enel Group network	1,949,141	1,959,740	(10,599)
			Third-party network	484,647	329,162	155,485
			Total	2,433,788	2,288,902	144,886
Gas sales for the 3rd Quarter of 2007 totaled 511 billion cubic meters, a figure largely in line with sales in the same period of the previous year; the first nine months show a decline of 300 million cubic meters, due primarily to the negative effect of the mild weather encountered during the 1st Quarter of 2007.
At September 30, 2007, customers served numbered some 2.4 million, an increase of about 0.1 million over the year due largely to the increase in retail customers (those with consumption of less than 200,000 cubic meters per year).
Operating performance in the 3rd Quarter of 2007
Revenues for the 3rd Quarter of 2007 came to €5,449 million, an increase of €311 million (up 6.1%) over the same period in 2006 due to the following main factors:
▪	a €629 million increase in revenues on the free electricity market from increased sales to small and medium-sized customers;

▪	an €11 million increase in revenues on the natural gas market due primarily to the positive effect of Resolution no. 79/07, which definitively established gas supply prices for 2005 and 2006;

▪	a €348 million decrease in revenues on the enhanced protection and safeguard markets, mainly attributable to the reduction in quantities sold (down 4.1 TWh).
The gross operating margin for the 3rd Quarter of 2007 totaled €76 million, an increase of €64 million over the same period of 2006. This increase can be attributed to:
▪	a €49 million increase in the electricity margin on the enhanced protection and safeguard markets, attributable primarily to the impact of the implementation of Resolution no. 156/07, which modified, among other things, the equalization mechanism applicable to energy purchases for the safeguard service commencing July 1, 2007. This impact was accompanied by the improved margin generated over the quarter by the change in developments in electricity sales compared with the same period in the previous year;
▪	a €22 million increase in the electricity margin on the free market, primarily due to the higher volumes sold;

▪	an €18 million increase in the margin on natural gas sales to end users, mainly due to the implementation of Resolution no. 79/07;

▪	higher operating costs totaling €25 million, primarily incurred on the free electricity and gas market.
Operating income for the 3rd Quarter of 2007, after depreciation, amortization and impairment losses amounting to €35 million (€32 million in the same period of the previous year), totaled €41 million, up €61 million on the 3rd Quarter of 2006.
Operating performance in the first nine months of 2007
Revenues for the first nine months of 2007 came to €16,066 million, up €152 million (1.0%) on the same period in 2006 owing to the following main factors:
▪	a €1,770 million increase in revenues on the free electricity market attributable to increased sales to small and medium-sized users, largely as a result of customer acquisition campaigns;

▪	a €10 million increase in revenues on the natural gas market due primarily to the positive impact of the implementation of Resolution no. 79/07, which more than offset the decline in revenues caused by the reduction in quantities sold;

▪	a €1,597 million decrease in revenues on the enhanced protection and safeguard markets, primarily attributable to the reduction in quantities sold (down 13.8 TWh).
The gross operating margin for the first nine months of 2007 totaled €191 million, up €25 million on year-earlier period. The increase can be attributed to:
▪	a €62 million increase in the electricity margin on the free market, largely the result of the greater volumes sold;

▪	a €60 million increase in the margin on natural gas sales to end users due primarily to the impact of Resolution no. 79/07;

▪	a €16 million increase in the electricity margin on the enhanced protection and safeguard markets, primarily the result of the implementation of Resolution no. 156/07, partially offset by the negative impact of “domestic equalization” (being recouped in the 2nd Half of the year) due to different developments in electricity sales compared with the same period of the previous year;

▪	a decrease in the margin associated with prior-year items posted in the 1st Half of 2006 in respect of electricity purchases in previous years (€71 million), payment of a refund on lower gas sales (€15 million), and the charge, recognized in the first nine months of 2007, resulting from the fine imposed with Resolution no. 66/07 (€12 million);

▪	higher operating costs totaling €15 million, primarily incurred on the free electricity and gas market.
Operating income for the first nine months of 2007, after depreciation, amortization and impairment losses amounting to €173 million (€81 million for the same period in 2006), stood at €18 million, down €67 million on the same period of 2006. The increase in depreciation, amortization and impairment losses is primarily attributable to increased impairment losses on trade receivables recognized in the 1st Half of 2007.
Capital expenditure
Capital expenditure totaled €24 million, up €2 million on the first nine months of 2006.

Domestic Generation and Energy Management
This Division operates in the field of electricity generation and energy products. The activities of the Domestic Generation and Energy Management Division are as follows:
▪	Generation and sale of electricity:
-	electricity generation in Italy through Enel Produzione;

-	trading on international and domestic markets through Enel Trade.
▪	Provisioning and sale of energy products through Enel Trade:
-	provisioning for all of the Group’s needs;

-	sale of natural gas to distributors.
▪	Engineering and construction through Enel Produzione.
Regulatory issues
Ancillary Services Market (ASM)
With Resolution no. 130/07, the Authority for Electricity and Gas approved Terna’s proposal concerning procedures for concluding forward contracts on the ASM relating to 2007. In September, Terna conducted the first competitive procedures for forward products on the ASM, in which Enel Produzione declined to bid.
Single Buyer auctions
The Single Buyer held further auctions for contracts for bilateral contracts with base-load profiles (that is, with a constant profile across all the hours in a year) in September 2007 in order to cover requirements for the three-year period from 2008 through 2010; Enel Produzione was allocated 150 MW for 2008.
Temporary measures concerning the reduction of gas consumption
In order to lower the risk of a system crisis, the Minister for Economic Development, with the decree of September 11, 2007, made it mandatory to maximize gas imports commencing November 5, 2007 through March 31, 2008 and defined the quantities of gas not imported as a result of failure to use the capacity granted and not transferred to third parties as “unauthorized drawing on strategic stocks”.
The Minister for Economic Development also adopted a new procedure for containing gas consumption in the event of emergencies, which provides for:
▪	the mandatory participation of all industrial customers in consumption reduction;

▪	the voluntary participation of other end users, provided they have daily metering;

▪	the exclusion of electricity generators and all other end users from consumption reduction, but not from the levy to fund the procedure;

▪	entitlement of mandatory participants to take part either on an individual basis or jointly through their gas vendor; in the latter case, the sales company is responsible for the overall consumption containment achieved and may agree specific contract clauses regarding the distribution of bonuses and penalties, for which activity the sales companies receive an incentive established by the Authority for Electricity and Gas.
The Authority is responsible for establishing the size of the levy for which ineligible users are liable and the procedures for awarding incentives and imposing penalties.
Emissions trading
As regards the Emissions Trading Scheme (ETS), on May 15, 2007, the European Commission published its decision regarding Italy’s national plan for allocating greenhouse gas emissions allowances for 2008-2012, which Italy had presented on December 18, 2006 (in accordance with Directive 2003/87/EC of the European Parliament and the Council).
Approval of the plan is contingent upon making a number of corrections that have been expressly requested by the European Commission. In particular, Italy will need to:
▪	reduce the total average annual cap from 209 million metric tons of CO2 to 195.7 million metric tons, a reduction of 6.3%;

▪	reduce from 25% to 15% the total maximum quantity of the allowances allocated to each CER and ERU plant (credits from the flexible clean development mechanisms – CDMs – and joint implementation – JI – that make it possible to account for reductions in CO2 emissions resulting from projects in foreign countries for the purposes of meeting the Kyoto Protocol requirements) that Italian operators can use to cover their emissions;

▪	provide more information concerning the treatment of new entrants to the emissions allowance trading system;

▪	add combustion plants to the plan, as the other Member States do.
The process of implementing the Commission decision and preparing the final allocation is still under way and is not expected to be completed before Fall 2007. There continues to be a great deal of uncertainty surrounding the actual cap available for the thermal segment. Enel has filed an appeal with the Regional Administrative Court against the national allocation plan submitted to the Commission, disputing, in particular, its discriminatory treatment of coal-fired plants.
For the first nine months of 2007, emissions produced by Enel Produzione totaled 33.6 million metric tons. Allocating 31.6 million metric tons of allowances pro rata temporis for this period (estimating the monthly portion of the annual allowance allocated) and considering the purchases of allowances in the period (of 1.6 million metric tons), as well as the surplus at the start of the period of 0.2 million metric tons, the residual deficit at September 30, 2007 came to 0.2 million metric tons. Said deficit is entirely covered by forward purchases with delivery in December 2007.
Operating performance of the Domestic Generation and Energy Management Division

3rd Quarter			Millions of euro	First nine months

2007	2006	Change		2007	2006		Change

4,559	3,814	745	Revenues	12,383	11,719		664
			Net income/(charges) from
(68)	(182)	114	commodity risk management	2	(534)		536
950	795	155	Gross operating margin	2,861	2,653		208
716	548	168	Operating income	2,162	1,969		193

			Operating assets	17,142	16,752	(1)	400
			Operating liabilities	3,892	4,019	(1)	(127)
			Employees at period-end (no.)	9,518	9,573	(1)	(55)
			Capital expenditure	781	526		255

(1) At December 31, 2006.
Net electricity generation

3rd Quarter				Millions of kWh	First nine months

2007	2006	Change			2007	2006	Change

16,499	18,955	(2,456)	-13.0%	Thermal	48,606	56,599	(7,993)	-14.1%
5,945	6,659	(714)	-10.7%	Hydroelectric	17,015	19,369	(2,354)	-12.2%
1,286	1,294	(8)	-0.6%	Geothermal	3,901	3,853	48	1.2%
94	80	14	17.5%	Other resources	340	311	29	9.3%

23,824	26,988	(3,164)	-11.7%	Total	69,862	80,132	(10,270)	-12.8%
In the first nine months of 2007, net electricity generation totaled 69,862 million kWh, down 12.8% on the same period in 2006. More specifically, thermal generation posted a decline of 7,993 million kWh, while hydroelectric generation fell by 2,354 million kWh owing to low water availability in the period.
In the 3rd Quarter of 2007, the decrease in net generation was primarily attributable to hydroelectric generation, which was down by 2,456 million kWh.

Contribution to gross thermal generation

3rd Quarter				Millions of kWh	First nine months

2007		2006			2007		2006

668	3.8%	1,016	5.1%	High-sulfur fuel oil (S>0.25%)	1,882	3.6%	6,756	11.2%
685	3.9%	1,679	8.3%	Low-sulfur fuel oil (S<0.25%)	2,840	5.5%	6,500	10.8%
1,353	7.7%	2,695	13.4%	Total fuel oil	4,722	9.1%	13,256	22.0%

9,232	52.4%	10,110	50.1%	Natural gas	24,856	48.0%	25,529	42.3%
6,931	39.3%	7,280	36.1%	Coal	21,995	42.4%	21,392	35.4%
104	0.6%	85	0.4%	Other fuels	254	0.5%	183	0.3%

17,620	100.0%	20,170	100.0%	TOTAL	51,827	100.0%	60,360	100.0%
Gross thermal power generation fell by 14.1% year-on-year in the first nine months of 2007. The largest share of power generation for both periods was accounted for by gas-fired plants. The contribution to generation made by gas remained virtually unchanged in the two periods under examination owing primarily to the increase in the output of nearly all combined-cycle plants, which was partially offset by a reduction in natural-gas-fired power generation at the conventional oil/gas condensation plants. Coal-fired generation increased 2.8% in the first nine months, owing primarily to the greater availability of the La Spezia and Sulcis plants, which offset the negative impact of downtime due to environmental upgrading.
Fuel-oil generation fell sharply (down 64.4%) in the first nine months of 2007, owing primarily to the decline in conventional oil/gas plant operation as compared with the same period in 2006, when the gas crisis made it possible to use such plants more than usual, along with the use of a number of high-sulfur fuel-oil plants.
Operating performance in the 3rd Quarter of 2007
Revenues for the 3rd Quarter of 2007 came to €4,559 million, an increase of €745 million or 19.5% over the same period in 2006 due to the following main factors:
▪	a €661 million increase in revenues on energy sales to other Divisions of the Group, mainly the Domestic Sales Division, which was partially offset by a €134 million decline in revenues due to the reduction in the Division’s operations on the domestic free market;

▪	a €165 million increase in revenues from electricity sales on the Power Exchange resulting from an increase in volumes sold. The rise was partially offset by a €16 million decline in sales of CIP 6 energy due to the ending of incentives for a number of plants;

▪	a €70 million increase in revenues for contract work in progress, primarily engineering and construction work commissioned by International Division companies;

▪	a €23 million increase in revenues from electricity trading on international markets resulting from the higher volumes traded (up 2.1 TWh), which more than offset the decline in foreign sale prices;

▪	a €31 million decline in revenues from fuel trading due to the €33 million decrease in gas sales, partly offset by the €2 million increase in sales of other fuels.
The gross operating margin for the 3rd Quarter of 2007 came to €950 million, up €155 million or 19.5% on the €795 million posted for the year-earlier period. The increase is primarily attributable to the improved generation margin (up €150 million).
Operating income for the 3rd Quarter of 2007 amounted to €716 million, up €168 million or 30.7% on the 3rd Quarter of 2006, a fact attributable to the increased gross operating margin and to a €13 million decrease in depreciation, amortization and impairment losses.
Operating performance in the first nine months
Revenues for the first nine months of 2007 came to €12,383 million, up €664 million or 5.7% on the same period of the previous year, owing mainly to the following factors:
▪	a €1,259 million increase in energy sales to other Divisions of the Group, mainly the Domestic Sales Division, which was partially offset by a €281 million decline in revenues due to the reduction in the Division’s operations on the domestic free market;

▪	a €153 million increase in revenues for contract work in progress, primarily engineering and construction work commissioned by International Division companies;

▪	an €82 million increase in revenues from electricity trading on the international markets, reflecting the greater volumes traded (up 1.9 TWh);

▪	a €252 million decline in revenues from fuel trading resulting from the €235 million decrease in gas sale revenues and the €17 million decline in sales of other fuels;

▪	a €42 million decrease in revenues from electricity sales on the Power Exchange, largely due to a decline in sales prices, which was partly offset by the larger quantities sold in the 2nd and 3rd Quarters of 2007. This decrease was accompanied by an €86 million decline in sales of CIP 6 energy mainly due to the ending of incentives for a number of plants;

▪	the recognition in the first nine months of 2006 of prior-year items relating to electricity generated by minor plants (less than 10 MVA) in the amount of €39 million, as well as €92 million relating to implementation of the settlement with Siemens (€51 million) and the settlement of prior-year items with the ISO, now Terna (€41 million).

The gross operating margin for the first nine months of 2007 came to €2,861 million, up €208 million or 7.8% on the €2,653 million posted for the same period in 2006. This increase was largely attributable to the change in the fair value of contracts for differences (up €106 million) and the improvement in the generation margin (up €194 million), which was partially offset by the lower contribution made by past items (mentioned in the section on revenues) recognized in the same period of 2006 (€92 million).
Operating income for the first nine months of 2007 came to €2,162 million, an increase of €193 million (up 9.8%) on the same period in 2006 that may primarily be attributed to the increase in gross operating margin, partially offset by the €27 million reversal in 2006 of certain provisions set aside in previous years for impairment losses.
Capital expenditure
Capital expenditure totaled €781 million and chiefly regarded the continuation of projects on the thermal plants in the amount of €571 million (including the conversion to coal of the Torrevaldaliga Nord plant for €380 million), works at various hydroelectric plants for €117 million, and work on the geothermal generation plants in the amount of €59 million (including €14 million for drilling as part of the mining activities for new geothermal generation development opportunities) and wind plants for €14 million.

Domestic Infrastructure and Networks
The Domestic Infrastructure and Networks Division is responsible for operating the electricity and gas distribution networks.
The activities are carried out by:
▪	Enel Distribuzione and Deval (the latter’s operations are limited to the Valle d’Aosta region) for the distribution of electricity to the free and enhanced protection and safeguard markets;

▪	Enel Rete Gas for the distribution of gas;

▪	Enel Sole for public and artistic lighting.
Regulatory and rate issues
Electricity
Regulatory issues
With regard to service quality, the Authority for Electricity and Gas initiated a second consultation in August 2007, which confirmed the introduction of regulation of the number of service interruptions alongside current regulation of the accumulated duration of interruptions. Initial proposals regarding the targets of this new form of regulation and the parameters for calculating the associated bonuses and penalties were also put forward on the same occasion. In the same period, the Authority also launched an initial consultation on the setting of transmission, distribution and metering rates, also defining the general criteria for regulation, which continue those for the current regulatory period.
The measure is expected to be adopted before the end of the year, once a second consultation process has been completed.
Administrative and accounting unbundling
With Resolution no. 11/07, the Authority for Electricity and Gas approved the integrated text of measures regarding administrative and accounting unbundling requirements for companies operating in the electricity and gas industry and the related publication and notification requirements.
The measure extends and amends the previous rules governing administrative and accounting unbundling (Resolutions nos. 310/01 and 311/01), establishing rules for functional separation in order to ensure, among other things, the independence of the managers who operate essential infrastructure. Enel filed an appeal against the Resolution no. 11/07 (limited to Article 11 concerning the independence of the directors) with the Regional Administrative Court, but subsequently withdrew it in the wake of the amendments to the resolution in question introduced by the Authority with Resolution no. 253/07 of October 4, 2007 The current rules safeguard the decision-making autonomy of the distribution company from the vertically integrated corporation in its operating, management and network development decisions, albeit leaving the holding company and, hence, shareholders the right of control over such activities.
Decree Law 73 of June 18, 2007, ratified with Law 125 of August 3, 2007, requires, among other things, the corporate separation of sales activities from those of electricity distribution, to be implemented within 180 days. Enel has set up separate sales companies for Enel Distribuzione and Deval users, which will be in operation by the deadline laid down in the decree law.
Gas
Rates and rate updates
With Resolution no. 125/07, the Authority for Electricity and Gas approved the Enel Rete Gas distribution rates for thermal years 2005-2006 and 2006-2007. Resolution no. 241/07 provided for an increase in the transport service component in the natural gas general supply terms.
Operating performance of the Domestic Infrastructure and Networks Division

3rd Quarter			Millions of euro	First nine months

2007	2006	Change		2007	2006		Change

			Electricity
1,349	1,279	70	Revenues	3,924	3,882		42
964	788	176	Gross operating margin	2,647	2,440		207
773	607	166	Operating income	2,081	1,894		187

			Gas
44	34	10	Revenues	213	198		15
12	—	12	Gross operating margin	111	84		27
(11)	(19)	8	Operating income	43	28		15

			Total
1,393	1,313	80	Revenues	4,137	4,080		57
976	788	188	Gross operating margin	2,758	2,524		234
762	588	174	Operating income	2,124	1,922		202

			Operating assets	17,459	16,875	(1)	584
			Operating liabilities	3,617	4,042	(1)	(425)
			Employees at period-end (no.)	23,056	24,701	(1)	(1,645)
			Capital expenditure	1,001	979		22

(1) At December 31, 2006.

Operating performance in the 3rd Quarter of 2007
Total revenues came to €1,393 million for the 3rd Quarter of 2007, up €80 million or 6.1% on the same period in 2006 owing to the following factors:
▪	a €70 million increase in revenues from the electricity network, primarily attributable to an €18 million rise in revenues resulting from the transport charge component and to the recognition in the 3rd Quarter of the €51 million remuneration granted for electricity metering services (metering equalization);

▪	a €10 million increase in gas distribution network revenues due largely to the capital gains made in the quarter from the sale of a number of local gas distribution networks.
The gross operating margin for the 3rd Quarter of 2007 totaled €976 million, an increase of €188 million (up 23.9%) attributable to:
▪	a €176 million improvement in the performance of the electricity network, primarily attributable to the €81 million increase in the electricity margin (€51 million of which from metering equalization) and the reduction in operating costs;

▪	a €12 million increase in the margin of the gas distribution network due primarily to the aforementioned increase in revenues and a reduction in operating costs.
Total operating income, after depreciation, amortization and impairment losses amounting to €214 million (€200 million for the 3rd Quarter of 2006), came to €762 million, up €174 million or 29.6% on the year-earlier period.
Operating performance in the first nine months of 2007
Total revenues for the first nine months of 2007 came to €4,137 million, up €57 million or 1.4% on the same period in 2006 owing mainly to the following factors:
▪	a €42 million rise in revenues from the electricity network, due primarily to the €52 million increase in revenues from electricity transport and the €51 million remuneration for electricity metering services (metering equalization) recognized in the 3rd Quarter; these factors were partially offset by the gain recognized in 2006 for the sale of the distribution network of a number of municipalities in the Province of Modena (€85 million);

▪	a €15 million increase in revenues from the gas distribution network due primarily to the recognition in the first half of 2007 of prior-year items relating to transportation for 2004-2006, (€34 million), which was partially offset by a reduction in volumes transported.

The gross operating margin for the first nine months of 2007 totaled €2,758 million, an increase of €234 million or 9.3% due to:
▪	a €207 million improvement in the performance of the electricity network, primarily attributable to a €141 million reduction in operating costs and a €115 million improvement in the electricity margin (€51 million of which for metering equalization), partially offset by the gain recognized in 2006 for the sale of the distribution network of a number of municipalities in the Province of Modena (€85 million);

▪	a €27 million increase in the margin of the gas distribution network due primarily to the prior-year items relating to transportation in 2004, 2005 and 2006 (mentioned in the section on revenues).
Total operating income, after depreciation, amortization and impairment losses amounting to €634 million (€602 million for the first nine months of 2006), came to €2,124 million, an increase of €202 million or 10.5% over the same period in 2006.
Capital expenditure
Capital expenditure totaled €1,001 million, up €22 million on the first nine months of 2006, largely as a result of greater investment in the electricity distribution network.

International
All resources used in international activities are concentrated within the International Division. The chief geographic areas of operation for the Division are:
▪	the Iberian Peninsula, where the Division is engaged in power generation (Enel Viesgo Generación and Enel Unión Fenosa Renovables), power distribution, sales, and support services (Electra de Viesgo Distribución, Enel Viesgo Energía and Enel Viesgo Servicios) in Spain;

▪	Central Europe, where it is engaged in power trading (Enel France), wind-power development (Enel Erelis) in France, and power generation in Slovakia (Slovenské elektrárne);

▪	South-eastern Europe, where it is active in generation and support services in Bulgaria (Enel Maritza East 3 and Enel Operations Bulgaria), power distribution, sales, and support services in Romania (Enel Distributie Banat, formerly Enel Electrica Banat; Enel Distributie Dobrogea, formerly Enel Electrica Dobrogea, Enel Energie, Enel Servicii Comune and Enel Romania, formerly Enel Servicii), and wind-power development in Greece (Enelco);

▪	Russia, with upstream activities in the gas industry (Enineftegaz), energy trading and sales (RusEnergoSbyt), and generation plant operation (ESN Energo) in the Russian Federation;

▪	the Americas, where it is engaged in generating power from renewable resources (Enel North America, Enel Latin America, Enel Panama and Enel Fortuna).
Regulatory and rate issues
Spain
Ministerial Order 2794/2007
In Ministerial Order 2794/2007 of September 27, 2007, the Ministry of Industry updated rates as from October 1. More specifically:
▪	sales and access rates (transmission and distribution) charged to end users were left unchanged from the previous quarter;

▪	the rates and premiums of a number of plants operating under special regulations (cogeneration and process or residue fuels) were to be updated in line with inflation and fuel prices;

▪	the new capacity remuneration mechanism (which is likely to become operational in 2008) was set out in detail, distinguishing between the medium-term capacity payments (maximum 1 year) and long-term capacity payments (10 years) for the remuneration of new investments and payable to plants in line with the system coverage ratio.

Resolutions of the Ministry of Industry of April 19 and May 29, 2007
In order to limit the market power of the leading operators and to curb the volatility of market prices, a number of measures contained in the ministerial resolutions of April 19 and May 29, 2007 and modifying the market mechanisms were issued. In particular, pursuant to the April 19 resolution, the second virtual capacity auction, in which Enel Viesgo Generación bid, winning call options for 50 MW for the 4th Quarter of 2007 and 20 MW for the 1st Quarter of 2008, was held in September. These options add to those acquired in the first auction, held in June, in which Enel Viesgo Generación acquired 30 MW for the period from July 1, 2007 to June 30, 2008.
The May 29 resolution requires all distribution companies to acquire part of the electricity needed to meet their customers’ needs through auctions (CESUR auctions – compra de electricidad para el suministro ultimo recurso), in which they must participate for pre-established shares. To date, two auctions have been held for a total of 13,000 MW acquired by the leading distributors.
Antitrust proceedings
On February 20, 2007, the Spanish antitrust authority (Servicio de Defensa de la Competencia, SDC), initiated a third investigation into Enel Viesgo Generación for alleged abuse of a dominant position in the technical restraints market for the period from March to December 2003, essentially extending the period under investigation covered by the first proceeding initiated in 2005 and pursuant to which Enel Viesgo Generación was fined €2.5 million, to the whole of 2003. The company appealed the ruling (the Audiencia Nacional recently granted a suspension of payment of the fine). The Spanish antitrust court (Tribunal de Defensa de la Competencia, TDC), dismissed the third proceeding on July 20, 2007, while the first begun in 2005 is still pending.
Emissions trading
The Spanish government opened a draft allocation plan for 2008–2012 to consultation in July 2007, including individual plant allocations. However, the list of plants appears to be incomplete, and Enel Viesgo Generación’s average annual allowances (1.9 million metric tons) thus appeared partial. The company submitted its comments at the end of August, alleging discrimination against its coal-fired plants. The emissions produced amounted to 3.3 million metric tons in the first nine months of 2007. Considering the allowances allocated during the period (1.9 million metric tons), allowance purchases over the period (0.8 million metric tons), and the surplus at the start of the period (0.3 million metric tons), the residual deficit at September 30, 2007, came to 0.3 million metric tons. The deficit is fully covered by forward purchases.

Slovakia
Emissions trading
The Slovakian government revised its 2008-2012 allocation plan in September, redistributing the allowances among the plants in the various sectors. The draft plan, which is currently open to consultation, assigns average annual allowances of about 4.9 million metric tons to Slovenské elektrárne.
Energy Act
An initial draft of the framework Energy Act was presented in August. Slovenské elektrárne has already submitted its comments on the most salient aspects, relating in particular to supply security, states of emergency, the role of the regulator, and the definition of operator with a dominant position.

During the consultation meetings between the Economic Affairs Ministry and the industry, which were held in September, the Ministry indicated that it was willing to accept most of Slovenské elektrárne’s comments.
Russia
Regulatory and rate issues
Pending the launch of an ad hoc market mechanism for remunerating the capacity of new plants made available by generators, in August RAO UES (the federal utility) proposed a provisional mechanism under which the installed capacity of new plants would be remunerated under bilateral capacity contracts between the Administrator of Trading System (ATS) and the generation companies. It also establishes penalties for generators that do not make available all the installed capacity declared in their investment plans.

Operating performance of the International Division

3rd Quarter			Millions of euro	First nine months
2007	2006	Change		2007	2006		Change

1,020	861	159	Revenues	3,076	2,125		951
91	(1)	92	Net income/(charges) from commodity risk management	72	(1)		73
246	244	2	Gross operating margin	873	617		256
120	164	(44)	Operating income	491	415		76

			Operating assets	11,877	10,008	(1)	1,869
			Operating liabilities	4,192	4,037	(1)	155
			Employees at period-end (no.)	13,359	13,861	(1)	(502)
			Capital expenditure	671	228		443

(1)	At December 31, 2006.
The table below shows performance by geographical area.

	Revenues			Gross operating margin			Operating income
Millions of euro	First nine months			First nine months			First nine months
	2007	2006	Change	2007	2006	Change	2007	2006	Change

Iberian Peninsula	734	815	(81)	188	202	(14)	116	105	11
Central Europe	1,108	620	488	426	184	242	200	134	66
South-eastern Europe	595	491	104	139	143	(4)	90	105	(15)
Russia	439	79	360	12	5	7	8	5	3
Americas	200	120	80	106	83	25	77	66	11

Total	3,076	2,125	951	873	617	256	491	415	76
Net electricity generation

3rd Quarter				Millions of kWh	First nine months
2007	2006	Change			2007	2006	Change

2,861	3,039	(178)	-5.9%	Thermal	7,949	6,977	972	13.9%
1,971	1,682	289	17.2%	Hydroelectric	6,568	4,294	2,274	53.0%
3,149	3,783	(634)	-16.8%	Nuclear	10,681	6,308	4,373	69.3%
241	191	50	26.2%	Other resources	830	907	(77)	-8.5%

8,222	8,695	(473)	-5.4%	Total	26,028	18,486	7,542	40.8%
Net generation abroad for the first nine months of 2007 totaled 26,028 million kWh, an increase of 7,542 million kWh over the same period in 2006. This increase is attributable primarily to the consolidation — as from the 2nd Quarter of 2006 — of Slovenské elektrárne (6,364 million kWh) which mainly contributes with nuclear generation (4,373 million kWh) and hydroelectric generation (1,097 million kWh);

increased generation in South America (1,171 million kWh) resulting primarily from the consolidation of Enel Panama and Enel Fortuna (876 million kWh) — in, respectively, the 2nd Quarter of 2006 and the 1st Quarter of 2007 -, and a 304 million kWh increase in generation in Bulgaria. These increases were partially offset by the decline in net power generation in Spain (199 million kWh) and North America (98 million kWh).
Thermal and nuclear generation decreased in the 3rd Quarter, due largely to the suspension of generation in a number of Slovenské elektrárne plants from December 31, 2006.
Contribution to gross thermal generation

3rd Quarter				Millions of kWh	First nine months
2007		2006			2007		2006

—	—	99	1.3%	High-sulfur fuel oil (S>0.25%)	—	—	148	1.0%
—	—	—	—	Low-sulfur fuel oil (S<0.25%)	—	—	—	—

—	—	99	1.3%	Total fuel oil	—	—	148	1.0%
—	—	42	0.6%	Natural gas	9	—	110	0.8%
3,247	48.6%	3,279	43.5%	Coal	9,023	43.7%	7,553	51.4%
3,436	51.4%	4,120	54.6%	Nuclear	11,611	56.3%	6,873	46.8%

6,683	100.0%	7,540	100.0%	TOTAL	20,643	100.0%	14,684	100.0%
The fuel mix used in gross thermal generation in the first nine months was significantly influenced by the use of nuclear fuel following the consolidation of Slovenské elektrárne as from the 2nd Quarter of 2006.
The reduction in thermal power generation in the 3rd Quarter of 2007 is attributable to the aforementioned shutdown of Slovenské elektrárne plants.
Electricity sales

3rd Quarter				Millions of kWh	First nine months
2007	2006	Change			2007	2006	Change

4,264	3,307	957	28.9%	High-voltage	13,682	4,774	8,908	186.6%
860	499	361	72.3%	Medium-voltage	3,045	1,472	1,573	106.9%
1,306	1,222	84	6.9%	Low-voltage	4,087	3,742	345	9.2%

6,430	5,028	1,402	27.9%	Total	20,814	9,988	10,826	108.4%
Electricity sold by the International Division in the first nine months of 2007 increased by 10,826 million kWh (1,402 million kWh in the 3rd Quarter), with growth attributable primarily to the consolidation of RusEnergoSbyt (up 10,606 million kWh in the first nine months and 1,217 million kWh in the 3rd Quarter).

Operating performance in the 3rd Quarter of 2007
Revenues in the 3rd Quarter of 2007 increased by €159 million (up 18.5%), from €861 million to €1,020 million. The increase is mostly ascribable to a revenue growth of €88 million from the Group’s Romanian subsidiaries, €62 million from the Russian subsidiaries and €18 million from the Spanish subsidiaries, as well as the change in the scope of consolidation for Enel France, which added a further €15 million. The increase was partly offset by a decrease of €52 million in revenues from Slovenské elektrárne.
The gross operating margin for the 3rd Quarter came to €246 million, essentially unchanged with respect to the corresponding period of the previous year.
Operating income for the 3rd Quarter amounted to €120 million, a decrease of €44 million with respect to the corresponding period of the previous year, mainly attributable to greater amortization and depreciation arising from the increased valuation of Slovenské elektrárne’s facilities when allocating the purchase price. The higher cost was partly offset by reduced amortization and depreciation at the Spanish firms, thanks to the completion of depreciation for a number of plants.
Operating performance in the first nine months of 2007
Revenues in the first nine months of 2007 increased by €951 million (up 44.8%), from €2,125 million to €3,076 million. This increase was primarily due to the change in the scope of consolidation with the acquisitions of Slovenské elektrárne (€439 million), RusEnergoSbyt (€351 million), Enel Panama and Enel Fortuna (€70 million), Enel France (€48 million), Enineftegaz (€9 million), decreased by the sale of 30% of the stake in Enel Unión Fenosa Renovables (a reduction of €18 million). The total was boosted by €116 million of additional revenues from the Romanian firms, partially offset by a reduction of €64 million in the revenues of the Spanish firms caused by a decrease in output and declining sales prices in the first few months of 2007.
The gross operating margin for the first nine months of 2007 came to €873 million, an increase of €256 million (up 41.5%) over the corresponding period of 2006, of which €280 million related to the change in the scope of consolidation (essentially Slovenské elektrárne in the amount of €260 million, Enel Panama and Enel Fortuna in the amount of €37 million). This increase was partially offset by the €20 million decline in margins for the Bulgarian firms, due primarily to the recognition in the 1st Quarter of 2006 of refunds received related to disputes on project delays, as well as by the €12 million decrease in margins for the American companies.

Operating income for the first nine months of 2007 came to €491 million, an increase of €76 million over the same period of 2006. Of the total, €98 million is attributable to the change in the scope of consolidation for the period (of which €84 million for Slovenské elektrárne) and €10 million to the improved operating performance of the Romanian firms. These factors were partially offset by the aforementioned refunds recognized in 2006 by the Bulgarian companies and by the €19 million reduction in operating income from the American companies.
Capital expenditure
Capital expenditure amounted to €671 million, an increase of €443 million with respect to the first nine months of 2006. The rise is mainly attributable to investments in generation plants, equal to €402 million, made by Enel Viesgo Generación and Enel Unión Fenosa Renovables (for a joint total of €190 million), Enel North America (€137 million), Slovenské elektrárne (44 million) and Enel Maritza East 3 (€26 million).
The increase in spending on distribution networks abroad, equal to €38 million, mainly reflects higher investment by the Romanian firms.

Parent Company and Other Activities

3rd Quarter			Millions of euro	First nine months
2007	2006	Change		2007	2006		Change
			Parent Company
211	284	(73)	Revenues	660	866		(206)
(1)	1	(2)	Net income/(charges) from commodity risk management	(1)	(5)		4
(36)	41	(77)	Gross operating margin	(101)	175		(276)
—	—	—	Income from equity exchange transaction	—	263		(263)
(40)	38	(78)	Operating income	(113)	428		(541)

			Operating assets	904	1,013	(1)	(109)
			Operating liabilities	1,458	1,275	(1)	183
			Employees at period-end (no.)	721	652	(1)	69
			Capital expenditure	5	3		2

			Services and Other Activities
274	272	2	Revenues	820	782		38
38	44	(6)	Gross operating margin	135	141		(6)
19	23	(4)	Operating income	75	78		(3)

			Operating assets	2,723	1,771	(1)	952
			Operating liabilities	2,296	1,128	(1)	1,168
			Employees at period-end (no.)	4,412	4,585	(1)	(173)
			Capital expenditure	36	37		(1)

(1)	At December 31, 2006.
Parent Company
In its capacity as an industrial holding company, Enel SpA defines strategic targets for the Group and coordinates activities of subsidiaries.
In addition, Enel SpA manages central treasury operations and insurance risk coverage, providing assistance and guidelines on organization, personnel management and labor relations, accounting, administrative, fiscal, legal, and corporate matters. Moreover, Enel retains title to electricity import contracts.
Operating performance in the 3rd Quarter of 2007
Revenues in the 3rd Quarter of 2007 came to €211 million, a decrease of €73 million over the same period of 2006 (down 25.7%). The decrease is largely ascribable to the fall in revenues from electricity sales, which was essentially caused by lower prices, given that volumes sold were virtually the same as in the year-earlier period.

The gross operating margin for the 3rd Quarter of 2007 came to a negative €36 million, a deterioration of €77 million from the same period of 2006. The decrease was due largely to the reduction in the margin on electricity sales (€54 million).
Operating income was a negative €40 million, a fall of €78 million compared with the 3rd Quarter of 2006 as a result of the reduction of the margin on electricity sales.
Operating performance in the first nine months of 2007
Revenues in the first nine months of 2007 came to €660 million, a decrease of €206 million over the same period of 2006 (down 23.8%). The decrease is mainly attributable to:
▪	a €168 million decline in revenues from electricity sales due essentially to the lower average sales price, despite the increase in volumes sold;

▪	the reversal to the income statement in the 1st Quarter of 2006 of the €23 million of income directly recognized in equity in 2005 in relation to the measurement at fair value of the Terna bonus shares.
The gross operating margin for the first nine months of 2007 came to a negative €101 million, a decrease of €276 million compared with the same period of 2006. This was due largely to the reduction in the margin on electricity sales (€210 million) and to the income on the Terna bonus shares recognized in the 1st Quarter of 2006.
Operating income came to a negative €113 million, a decrease of €541 million from the first nine months of 2006 due to the decline in the gross operating margin, as well as to the recognition in the corresponding period of the previous year of the gain on the Wind-Weather equity exchange in the amount of €263 million.

Services and Other Activities
The primary purpose of the Services and Other Activities area is to provide the companies of the Group with competitive services relating to real estate and facility management, IT, personnel training and administration, general administration, and factoring and insurance.
Operating performance in the 3rd Quarter of 2007
Revenues for the Services and Other Activities area in the 3rd Quarter of 2007 amounted to €274 million, essentially unchanged with respect to the same period of 2006. The higher revenues from Enel Servizi (€29 million) were almost entirely offset by the reduction in revenues from the Engineering and Construction unit.
The gross operating margin in the 3rd Quarter of 2007 came to €38 million, a decrease of €6 million or 13.6% over the corresponding period of 2006, largely as a result of the reduction in the activities of the Engineering and Construction unit.
Operating income in the 3rd Quarter of 2007 amounted to €19 million, down €4 million with respect to the corresponding period of the previous year, with depreciation, amortization and impairment losses decreasing by €2 million.
Operating performance in the first nine months of 2007
Revenues for the Services and Other Activities area in the first nine months of 2007 came to €820 million, compared with €782 million in the corresponding period of the previous year. The increase of €38 million or 4.9% can essentially be attributed to the increase in services provided by Enel Servizi to the other Divisions of the Group (€66 million) and the €16 million increase in revenues for Dalmazia Trieste resulting from the sale of office and residential properties. These factors were partially offset by a decline of €40 million in business for the Engineering and Construction unit.
The gross operating margin in the first nine months of 2007 amounted to €135 million, a fall of €6 million compared with the same period of 2006. The decline is mostly ascribable to the aforementioned reduction in margins on engineering activities, which was partly offset by an increase in real estate gains.
Operating income for the first nine months of 2007 amounted to €75 million, down €3 million with respect to the corresponding period of the previous year.

Consolidated financial statements

Condensed Consolidated Income Statement

3rd Quarter				Millions of euro	First nine months
2007	2006	Change			2007	2006	Change

9,903	9,556	347	3.6%	Total revenues	28,760	28,621	139	0.5%

7,684	7,473	211	2.8%	Total costs	22,049	21,813	236	1.1%

30	(180)	210	—	Net income/(charges) from commodity risk management	—	(544)	544	—

2,249	1,903	346	18.2%	GROSS OPERATING MARGIN	6,711	6,264	447	7.1%

—	—	—	—	Income from equity exchange transaction	—	263	(263)	—

632	583	49	8.4%	Depreciation, amortization and impairment losses	1,960	1,642	318	19.4%

1,617	1,320	297	22.5%	OPERATING INCOME	4,751	4,885	(134)	-2.7%

293	44	249	—	Financial income	1,132	205	927	—
707	247	460	—	Financial expense	1,459	689	770	—
(414)	(203)	(211)	—	Total financial income/(expense)	(327)	(484)	157	32.4%

2	1	1	—	Share of income/(expense) from equity investments accounted for using the equity method	3	(7)	10	—

1,205	1,118	87	7.8%	INCOME BEFORE TAXES	4,427	4,394	33	0.8%

500	425	75	17.6%	Income taxes	1,674	1,674	—	—

705	693	12	1.7%	NET INCOME FOR THE PERIOD (shareholders of the Parent Company and minority interests)	2,753	2,720	33	1.2%

9	31	(22)	-71.0%	Attributable to minority interests	75	80	(5)	-6.3%
696	662	34	5.1%	Attributable to shareholders of the Parent Company	2,678	2,640	38	1.4%

				Earnings per share attributable to shareholders of the Parent Company (euro) (1)	0.43	0.43	—	—

(1)	Diluted earnings per share are equal to earnings per share.

Condensed Consolidated Balance Sheet

Millions of euro
	at Sept. 30, 2007	at Dec. 31, 2006	Change

ASSETS

Non-current assets
- Property, plant and equipment and intangible assets	37,315	35,557	1,758
- Goodwill	2,442	2,271	171
- Equity investments accounted for using the equity method	11,991	56	11,935
- Other non-current assets (1)	4,593	3,616	977
Total	56,341	41,500	14,841

Current assets
- Trade receivables	8,363	7,958	405
- Inventories	1,341	1,209	132
- Cash and cash equivalents	1,769	547	1,222
- Other current assets (2)	5,527	3,286	2,241
Total	17,000	13,000	4,000

TOTAL ASSETS	73,341	54,500	18,841

LIABILITIES AND SHAREHOLDERS’ EQUITY

- Equity attributable to the shareholders of the Parent Company	18,246	18,460	(214)
- Equity attributable to minority interests	730	565	165
Total	18,976	19,025	(49)

Non-current liabilities
- Long-term loans	21,688	12,194	9,494
- Other provisions and deferred tax liabilities	9,938	9,288	650
- Other non-current liabilities	2,603	1,160	1,443
Total	34,229	22,642	11,587

Current liabilities
- Short-term loans and current portion of long-term loans	6,248	1,409	4,839
- Trade payables	5,839	6,188	(349)
- Other current liabilities and tax provision for the period	8,049	5,236	2,813
Total	20,136	12,833	7,303

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,341	54,500	18,841

(1)	Of which long-term financial receivables equal to €148 million at September 30, 2007 and €1,090 million at December 31, 2006.

(2)	Of which short-term financial receivables equal to €1,203 million at September 30, 2007 (€251 million at December 31, 2006) and securities equal to €47 million at September 30, 2007 (€25 million at December 31, 2006).

Condensed Consolidated Statement of Cash Flows

Millions of euro	First nine months
	2007	2006

Cash flows from operating activities (a)	3,910	5,403

Investments in tangible and intangible assets	(2,518)	(1,795)
Investments in entities (or business units) less cash and cash equivalents acquired	(12,702)	(923)
Disposals of entities (or business units) less cash and cash equivalents sold	—	518
(Increase)/Decrease in other investing activities	188	49
Cash flows from investing/disinvesting activities (b)	(15,032)	(2,151)

Change in net financial debt	14,131	(408)
Dividends paid	(1,798)	(2,715)
Increase in share capital and reserves due to the exercise of stock options	41	77
Cash flows from financing activities (c)	12,374	(3,046)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	(8)	(2)

Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	1,244	204

Cash and cash equivalents at the start of the period	572	508

Cash and cash equivalents at the end of the period	1,816 (1)	712

(1)	Of which €47 million in short-term securities at September 30, 2007.

Statement of Recognized Income and Expenses for the Period

Millions of euro	First nine months
	2007	2006
Effective portion of change in the fair value of cash flow hedges	104	44
Share of equity investments accounted for using the equity method	—	3
Change in the fair value of financial investments available for sale	44	20
Exchange rate differences	(54)	(13)

Net income for period recognized in equity	94	54
Net income for period recognized in income statement	2,753	2,720

Total recognized income and expenses for the period	2,847	2,774

Attributable to:
- shareholders of the Parent Company	2,771	2,693
- minority interests	76	81

Operating performance and financial position
Group operating performance
Revenues

3rd Quarter			Millions of euro	First nine months

2007	2006	Change		2007	2006	Change

9,260	8,848	412	Electricity sales and transport and Electricity Equalization Fund contributions	26,200	25,615	585
213	192	21	Gas sold to end users	1,206	1,167	39
—	3	(3)	Gains on the disposal of assets	—	96	(96)
430	513	(83)	Other services, sales and revenues	1,354	1,743	(389)

9,903	9,556	347	Total	28,760	28,621	139
In the 3rd Quarter of 2007, revenues from “Electricity sales and transport and Electricity Equalization Fund contributions” came to €9,260 million, an increase of €412 million from the same period of 2006 (up 4.7%). The increase essentially reflects the rise of €608 million in the sale and transport of electricity in Italy on the free market due primarily to an increase in quantities sold, and an increase in revenues from international operations amounting to €175 million. The rise was partly offset by lower revenues from the sale of power on the enhanced protection and safeguard markets in the amount of €319 million.
In the first nine months of 2007, revenues from “Electricity sales and transport and Electricity Equalization Fund contributions” amounted to €26,200 million, up €585 million or 2.3% compared with the corresponding period of 2006.
The increase is connected primarily with the following factors:
▪	a €1,122 million increase in revenues from foreign operations, €451 million of which related to Slovenské elektrárne, €349 million to RusEnergoSbyt, €65 million to Enel Panama and Enel Fortuna, and €15 million to Enel France;

▪	a €208 million increase in revenues from domestic electricity sales and transport, the net result of a rise of €1,855 million in revenues on the free market and a decline of €1,647 million in revenues on the enhanced protection and safeguard markets, which was essentially attributable to a fall in volumes and the reduction in the price component connected with the coverage of generation costs;

▪	a €304 million reduction in revenues from the sale of electricity on the Power Exchange and to the Single Buyer due essentially to the decline in sales prices;

▪	a €316 million decline in revenues from sales to wholesalers due to a decline in volumes sold to resellers;

▪	an €86 million decrease in revenues from subsidized energy sales to the Electricity Services Operator (ESO) due essentially to the lower volumes generated by CIP 6-qualified plants, following the end of subsidies for a number of plants.
Revenues from “Gas sold to end users” increased by €21 million in the 3rd Quarter of 2007 (up 10.9%), while the increase in the first nine months of 2007 was €39 million (up 3.3%). The increase in revenues reflects the application of Resolution no. 79/07 of the Authority for Electricity and Gas, which definitively set the more favorable economic terms for the provision of gas for 2005 and the 1st Half of 2006. This was partially offset by the reduction in revenues essentially caused by a fall in the quantities sold.
“Gains on the disposal of assets” in the 3rd Quarter of 2007 were virtually unchanged, but the item declined by €96 million in the first nine months, mainly as a result of the recognition in the first nine months of 2006 of capital gains from the sale in the 2nd Quarter of 2006 of distribution networks in 18 municipalities in the Province of Modena (€85 million).
“Other services, sales and revenues” in the first nine months of 2007 amounted to €1,354 million (€430 million in the 3rd Quarter of 2007), a decline of €389 million (down €83 million in the 3rd Quarter) compared with the corresponding period of 2006. The decline in the first nine months of 2007 reflects a fall of €186 million in the volume of fuel sold for trading (down €27 million in the 3rd Quarter of 2007), a decrease of €80 million in revenues from contract work in progress due to the decline in engineering and construction work in Italy and abroad (down €21 million in the 3rd Quarter) and the recognition in the first nine months of 2006 of €92 million in revenues in connection with the settlement with Siemens (€51 million) and prior-year items with the ISO, now Terna (€41 million).

Costs

3rd Quarter			Millions of euro	First nine months

2007	2006	Change		2007	2006	Change

4,709	4,396	313	Electricity purchases	13,315	12,700	615
933	1,066	(133)	Consumption of fuel for electricity generation	2,517	3,150	(633)
212	234	(22)	Purchase of fuel for trading and natural gas for resale to end users	931	1,194	(263)
221	234	(13)	Materials	496	573	(77)
646	702	(56)	Personnel	2,130	2,073	57
1,066	863	203	Services, leases and rentals	3,067	2,386	681
5	12	(7)	Charges for CO2 emissions	4	34	(30)
143	176	(33)	Other operating expenses	339	341	(2)
(251)	(210)	(41)	Capitalized costs	(750)	(638)	(112)

7,684	7,473	211	Total	22,049	21,813	236
Costs for “Electricity purchases” increased in the 3rd Quarter of 2007 by €313 million (up 7.1%) essentially owing to the rise in the volumes of quantities purchased for the domestic free market. In the first nine months of the year, costs rose by €615 million or 4.8%, largely as a result of the change in the scope of consolidation of foreign companies and the increase in quantities purchased for the domestic free market. These effects were partially offset by the reduction in average electricity purchase prices, as well as by the decline in the quantities sold on the domestic enhanced protection and safeguard markets.
Costs for the “Consumption of fuel for electricity generation” amounted to €933 million in the 3rd Quarter of 2007, a fall of €133 million with respect to the corresponding period of the previous year (down 12.5%). In the first nine months of 2007, costs came to €2,517 million, a decrease of €633 million (down 20.1%), principally caused by a contraction in thermal power generation and an improvement in the fuel mix compared with the previous year.
Costs for the “Purchase of fuel for trading and natural gas for resale to end users” remained essentially unchanged in the 3rd Quarter of 2007, whereas in the first nine months of the year they fell by €263 million (down 22.0%), essentially reflecting a decrease in purchases of gas both for trading and for sale to end users.
“Personnel” costs for the 3rd Quarter of 2007 totaled €646 million, down €56 million (a fall of 8.0%), while the average number of employees decreased by 4.2%. In the first nine months of 2007, personnel costs rose by €57 million compared with the corresponding period of 2006 (up 2.7%). Excluding the effects of the change in the scope of consolidation, which mainly regarded foreign companies, personnel costs in the first nine months of 2007 fell by €6 million, while the average workforce declined by 3.6%. The item reflect the impact of €65 million in charges arising in the first nine months of 2007 from litigation with INPS.
Costs for “Services, leases and rentals” totaled €1,066 million for the 3rd Quarter of 2007, up €203 million or 23.5% over the same period of 2006, while in the first nine months of the year, they amounted to €3,067 million, an increase of €681 million (up 28.5%). The changes were due essentially to an increase in electricity and gas transport costs associated with the increase in volumes transported for the free market.
“Charges for CO2 emissions” amounted to €5 million in the 3rd Quarter of 2007, a fall of €7 million compared with the corresponding period of the previous year. In the first nine months, the charges totaled €4 million, a reduction of €30 million compared with the first nine months of 2006. The result for the first nine months of 2007 essentially reflects the measurement of the allowance deficit at the end of the period, which was covered by forward purchases (around 0.5 million metric tons).
Net income/(charges) from commodity risk management for the 3rd Quarter of 2007 showed a positive balance of €30 million (compared with a net charge of €180 million in the 3rd Quarter of 2006). In the first nine months of 2007 the net result was zero, compared with a net charge of €544 in the first nine months of 2006. The change primarily reflects the decrease in net charges on contracts for differences with the Single Buyer, which was essentially attributable to the declining trend in electricity prices on the pool market in the first nine months of 2007 with respect to the year-earlier period. In particular, in the 3rd Quarter of 2007, the balance was positive in the amount of €223 million, partially offset by a net charge of €193 million from the fair value measurement of open derivatives positions at the end of the period. The result for the first nine months includes income of €195 million, which was entirely cancelled out by the effects of the fair value measurement of open derivatives positions at the end of the period.
The income from the equity exchange transaction recognized in the first nine months of 2006 regards the measurement of the effects of the exchange of 30.97% of Wind for 20.9% of Weather, which generated a gain of €263 million.

Depreciation, amortization and impairment losses rose by €49 million (up 8.4%) in the 3rd Quarter of 2007, while in the first nine months of the year the item rose by €318 million or 19.4%, mainly as a result of the combined effect of the different period of consolidation of Slovenské elektrárne and the increased depreciation charges on Slovenské elektrárne’s property plant and equipment following the completion at end-2006 of the process of purchase price allocation.
Operating income for the 3rd Quarter of 2007 came to €1,617 million, an increase of €297 million or 22.5% on the 3rd Quarter of 2006. In the first nine months of 2007, operating income totaled €4,751 million, a decrease of €134 million with respect to the corresponding period of the previous year (a reduction of 2.7%). The decrease includes the €263 million in income generated by the Wind-Weather equity exchange recognized in the 2nd Quarter of 2006.
Net financial expense and the result of equity investments, including those accounted for using the equity method rose by €210 million on a quarterly basis, due mainly to the effect of the increase in financial expense associated with the rise in financial debt, which essentially began in the 2nd Quarter of 2007.
In the first nine months of 2007, net financial expense fell by €167 million thanks primarily to the increased income on interest and exchange rate hedges in the period and to the distribution of dividends approved in June 2007 by Endesa shareholders (€301 million). The positive effect of these factors was diminished by the higher financial charges relating to an increase in debt in the first nine months of 2007 and higher charges for financial derivatives.
Income taxes for the 3rd Quarter of 2007 totaled €500 million compared with €425 million in the corresponding period of the previous year, and were equal to 41.5% of taxable income (38.0% in the same period of 2006). The tax charge for the first nine months of 2007 amounted to an estimated €1,674 million, equal to 37.8% of taxable income, compared with 38.1% in the same period of 2006.
Analysis of the Group’s financial position
Non-current assets – €56,341 million
Property, plant and equipment and intangible assets amounted to €37,315 million, an increase of €1,758 million in the first nine months of 2007. The rise is essentially the result of capital expenditure in the period totaling €2,518 million, as well as the change in the scope of consolidation in the amount of €1,024 million, related primarily to the acquisitions of Enineftegaz and Enel Fortuna, net of depreciation, amortization and impairment losses on such assets in the amount of €1,808 million.
Goodwill, which totaled €2,442 million, shows an increase of €171 million. The change reflects the recognition in the first nine months of 2007 of the goodwill arising on acquisition of Enineftegaz (€129 million), Enel Fortuna (€49 million) and AMP Resources (€32 million), partially offset by the completion in the first nine months of 2007 of the allocation of the cost of the equity investment at the fair value of the assets acquired and liabilities assumed with RusEnergoSbyt (a negative €27 million) and Enel Panama (a negative €14 million). The residual goodwill recognized is considered definitive.
Equity investments accounted for using the equity method came to €11,991 million, up €11,935 million over the previous year due primarily to the recognition in the first nine months of 2007 of the acquisition of 24.97% of the share capital of Endesa for €10,528 million, the recognition of the 29.99% stake in OGK-5 for €1,338 million, as well as €66 million regarding the increase in the investment in LaGeo, which following the transfer of assets and services was classified as an associate.
Other non-current assets came to €4,593 million, an increase of €977 million as a result of the following:
▪	an increase of €1,208 million in other non-current assets, mainly as a result of the recognition of the charge associated with the liability resulting from the measurement of the put option worth €1,140 million granted by Enel to Acciona in the agreement signed on March 26, 2007;

▪	an increase of €363 million in deferred tax assets, due essentially to the recognition of tax items for the period;

▪	a decrease of €594 million in non-current financial assets as a result of the reclassification to current financial assets of €962 million relating to the sale of 26.1% of Weather, the effect of which was partly offset by the recognition in the first nine months of 2007 of receivables for advances on the acquisition of companies in Greece operating in the wind-power industry (€172 million) and Electrica Muntenia Sud (€40 million), as well as the increased assets connected with derivatives (€87 million).
Current assets – €17,000 million
The €405 million increase in trade receivables is related primarily to the increase in receivables for electricity sales on the domestic free market.
The increase of €132 million in inventories is essentially due to the increased value of fuel inventories resulting both from the larger volume of inventories at the end of the period and from the measurement of the inventories at higher average prices.

Other current assets break down as follows:

Millions of euro

	at Sept. 30, 2007	at Dec. 31, 2006	Change

Current financial assets	1,458	402	1,056
Tax receivables	1,165	431	734
Receivables due from Electricity Equalization Fund	1,615	1,355	260
Receivables due from others	1,289	1,098	191

Total	5,527	3,286	2,241
Equity attributable to the shareholders of the Parent Company – €18,246 million
The equity attributable to the shareholders of the Parent Company totaled €18,246 million at September 30, 2007. The main changes in the period regard net income for the period (€2,678 million), the exercise of 6,564,755 options granted under the 2002, 2003 and 2004 stock option plans, which increased equity by €41 million, and the payment of the balance on the dividend for 2006 (€1,793 million), equal to €0.29 per share. On September 5, 2007 the Board of Directors approved the distribution of an interim dividend of €0.20 per share, for a maximum total of €1,237 million. The interim dividend will be distributed as from November 22, 2007, with an ex-dividend date of November 19, 2007.
Share capital at September 30, 2007 consisted of 6,182,740,634 ordinary shares with a par value of €1.00 each.

						Translation				Equity
						of financial	Reserve	Reserve for		attributable
						statements in	from	investments	Net	to the	Equity
		Share				currencies	measurement	accounted for	income	shareholders	attributable	Total
	Share	premium	Legal	Other	Retained	other than	of financial	using equity	for the	of the Parent	to minority	shareholders’
	capital	reserve	reserve	reserves	earnings	euro	instruments	method	period	Company	interests	equity

January 1, 2006	6,157	511	1,453	2,245	5,923	40	2	—	2,726	19,057	359	19,416
Exercise of stock options	14	69	—	(6)	—	—	—	—	—	77	—	77
Stock option charges	—	—	—	—	—	—	—	—	—	—	—	—
Other changes	—	—	—	5	16	—	(6)	—	—	15	—	15
Change in scope of consolidation	—	—	—	—	—	—	—	—	—	—	174	174
Allocation of net income from the previous year	—	—	—	—	2,726	—	—	—	(2,726)	—	—	—
Dividends	—	—	—	—	(2,715)	—	—	—	—	(2,715)	(2)	(2,717)
Interim dividend for 2006	—	—	—	—	—	—	—	—	(1,234)	(1,234)	—	(1,234)
Net income for period recognized in equity	—	—	—	—	—	(13)	63	3	—	53	1	54
Net income for period recognized in income statement	—	—	—	—	—	—	—	—	2,640	2,640	80	2,720
September 30, 2006	6,171	580	1,453	2,244	5,950	27	59	3	1,406	17,893	612	18,505

January 1, 2007	6,176	607	1,453	2,245	5,934	81	163	—	1,801	18,460	565	19,025
Exercise of stock options	7	35	—	(1)	—	—	—	—	—	41	—	41
Stock option charges	—	—	—	4	—	—	—	—	—	4	—	4
Change in consolidation method	—	—	—	—	—	—	—	—	—	—	94	94
Allocation of net income from the previous year	—	—	—	—	1,801	—	—	—	(1,801)	—	—	—
Dividends	—	—	—	—	(1,793)	—	—	—	—	(1,793)	(5)	(1,798)
Interim dividend for 2007	—	—	—	—	—	—	—	—	(1,237)	(1,237)	—	(1,237)
Net income for period recognized in equity	—	—	—	—	—	(51)	144	—	—	93	1	94
Net income for period recognized in income statement	—	—	—	—	—	—	—	—	2,678	2,678	75	2,753
September 30, 2007	6,183	642	1,453	2,248	5,942	30	307	—	1,441	18,246	730	18,976

Non-current liabilities – €34,229 million
Long-term loans amounted to €21,688 million, consisting of bonds totaling €15,780 million, as well as bank loans and other loans in euro and other currencies amounting to €5,908 million.
Other provisions and deferred tax liabilities rose by €650 million to €9,938 million, mainly as a result of increased deferred tax liabilities of €939 million relating mostly to the recognition of tax items of the period and the change in the scope of consolidation arising from the acquisition of Enineftegaz, partly offset by a reduction of €209 million in the provisions for risks and charges owing to greater utilization in the period.
Other non-current liabilities amounted to €2,603 million, an increase of €1,443 million, mainly as a result of the fair value measurement of the put option granted to Acciona (€1,140 million), to be exercised in accordance with the timing and conditions specified in the agreement with Enel of March 26, 2007.
Current liabilities – €20,136 million
Short-term loans and the current portion of long-term loans rose by €4,839 million, from €1,409 million at the end of 2006 to €6,248 million at September 30, 2007.
Trade payables amounted to €5,839 million, a decrease of €349 million mainly resulting from a reduction in payables for the purchase of electricity for the enhanced protection and safeguard markets and a change in the timing of investment activities, partly offset by an increase in payables relating to the purchase of electricity for sale on the domestic free market.
Other current liabilities and tax provision for the period came to €8,049 million and break down as follows:

Millions of euro

	at Sept. 30, 2007	at Dec. 31, 2006	Change

Payables due to customers for security deposits and reimbursements	1,614	1,572	42
Payables due to the Electricity Equalization Fund	1,015	948	67
Current financial liabilities	1,105	941	164
Social security contributions payable and payables to employees and employee associations	488	488	—
Tax payables and tax provision for the period	1,761	410	1,351
Interim dividend	1,237	—	1,237
Other	829	877	(48)

Total	8,049	5,236	2,813
“Tax payables and tax provision for the period” at September 30, 2007 include estimated current income taxes for the period of €1,424 million.

Net capital employed and related funding
The following schedule shows the composition of and changes in net capital employed:

Millions of euro

	at Sept. 30, 2007	at Dec. 31, 2006	Change

Net non-current assets:
- Property, plant and equipment and intangible assets	37,315	35,557	1,758
- Goodwill	2,442	2,271	171
- Equity investments accounted for using the equity method	11,991	56	11,935
- Other net non-current assets/(liabilities)	(75)	(187)	112
Total	51,673	37,697	13,976

Net current assets:
- Trade receivables	8,363	7,958	405
- Inventories	1,341	1,209	132
- Net Electricity Equalization Fund	600	407	193
- Other net current assets/(liabilities) and tax provision for the period	(4,372)	(2,634)	(1,738)
- Trade payables	(5,839)	(6,188)	349
Total	93	752	(659)

Gross capital employed	51,766	38,449	13,317

Provisions:
- Post-employment and other employee benefits	(2,552)	(2,633)	81
- Provisions for risks and charges and net deferred taxes	(5,469)	(5,101)	(368)
Total	(8,021)	(7,734)	(287)

Net capital employed	43,745	30,715	13,030

Total shareholders’ equity	18,976	19,025	(49)
Net financial debt	24,769	11,690	13,079
Net capital employed went from €30,715 million at December 31, 2006 to €43,745 million at September 30, 2007, and is covered by shareholders’ equity (Group and minority interests) in the amount of €18,976 million and net financial debt of €24,769 million. With regard to the latter figure, the debt-to-equity ratio at September 30, 2007 was 1.31 (compared with 0.61 at December 31, 2006).

Net financial debt

Millions of euro

	at Sept. 30, 2007	at Dec. 31, 2006	Change

Long-term debt:
- bank loans	5,807	3,677	2,130
- bonds	15,780	8,375	7,405
- other loans	101	142	(41)
Long-term debt	21,688	12,194	9,494

Long-term financial receivables	(148)	(1,090)	942

Net long-term debt	21,540	11,104	10,436

Short-term debt:
Bank loans:
- short-term portion of long-term debt	258	233	25
- other short-term bank debt	2,417	542	1,875
Short-term bank debt	2,675	775	1,900

Bonds (short-term portion)	63	59	4
Other loans (short-term portion)	25	31	(6)
Commercial paper	3,374	531	2,843
Other short-term financial payables	111	13	98
Other short-term debt	3,573	634	2,939

Long-term financial receivables (short-term portion)	(995)	(30)	(965)
Factoring receivables	(195)	(211)	16
Other short-term financial receivables	(13)	(10)	(3)
Cash and cash equivalents and short-term securities	(1,816)	(572)	(1,244)
Cash and cash equivalents and short-term financial receivables	(3,019)	(823)	(2,196)

Net short-term financial debt	3,229	586	2,643

NET FINANCIAL DEBT	24,769	11,690	13,079
Net financial debt came to €24,769 million at September 30, 2007, an increase of €13,079 million compared with December 31, 2006. The main items affecting net debt during the first nine months of 2007 were the acquisition of the 24.97% stake in Endesa at a price of €10,320 million, the acquisition of 29.99% of OGK-5 for €1,340 million, and the acquisition from Yukos of a set of assets in the gas industry for €674 million through Enineftegaz, a company entirely owned by Artic Russia (formerly Eni Russia), in which Enel has a 40% stake and Eni has a 60% stake.
Net long-term financial debt increased by €10,436 million as the result of the increase in gross long-term debt in the amount of €9,494 million and the reduction in long-term financial receivables of €942 million. In particular, the change in long-term debt essentially reflected Enel SpA’s public multi-tranche bond issue in June 2007 under the

Global Medium-Term Notes program for institutional investors in the euro market for a total value of about €4.98 billion. In September, Enel made a multi-tranche bond issue totaling $3.5 billion for the American market, equal to around €2.5 billion, as part of the Global Medium-Term Notes program.
Enel Produzione arranged a €450 million loan from the EIB for investment in the “Enel Renewable Energy and Environment” project, €400 million of which was disbursed in July.
The decrease in long-term financial receivables is mainly attributable to the reclassification under short-term financial receivables of the €962 million receivable in respect of the sale in December 2006 of 26.1% of Weather Investments, which is expected to be collected within 18 months of the transaction date.
Net short-term financial debt, in the amount of €3,229 million at September 30, 2007, increased by €2,643 million from December 31, 2006. Of the total increase, €1,900 million related to short-term bank debt and €2,939 million to other short-term debt, partially offset by a net increase of €2,196 million in cash and cash equivalents and short-term financial receivables, mainly due to the redemption of the US bonds and the reclassification of the receivable in respect of the Weather disposal noted earlier.
Cash flows
Cash flows from operating activities were positive at €3,910 million in the first nine months of 2007, a decline of €1,493 million with respect to the corresponding period of the previous year. Although the cash flows benefited from the improved gross operating margin for the two periods under examination, they reflected the increased cash needs associated with the change in net current assets, mainly as a result of higher tax payments.
Cash flows from investing/disinvesting activities absorbed funds in the amount of €15,032 million in the first nine months of 2007, compared with €2,151 million in the same period of the previous year.
In particular, investments in property, plant and equipment and intangible assets amounted to €2,518 million, an increase of €723 million due essentially to higher investments in power plants in Italy and abroad.
Investments in entities and business units, net of cash and cash equivalents acquired, totaled €12,702 million. They mainly regarded the acquisition of 24.97% of Endesa for €10,320 million, of 29.99% of OGK-5 for €1,340 million, of Enineftegaz for €674 million and of Enel Fortuna for €125 million, as well as advances paid for the acquisition of wind projects in Greece in the amount of €172 million and of Electrica Muntenia Sud in the amount of €40 million. In the corresponding period of 2006, investments in entities and business units (net of cash and cash equivalents acquired) amounted to €518 million and essentially included the sale of 6.28% of the share capital of Wind to a subsidiary of Weather for €328 million.
The cash flows from financing activities in the amount of €12,374 million and from operating activities in the amount of €3,910 million covered the requirements of investing activities in the first nine months of 2007. The surplus is reflected in the increase in cash and cash equivalents, which at September 30, 2007 amounted to €1,816 million, compared with €572 million at the end of 2006 (including a negative €8 million from exchange rate fluctuations).

Other information
Related parties As the main operator in the field of generation, transport and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with Terna — Rete Elettrica Nazionale (Terna), the Single Buyer, the Electricity Services Operator, and the Market Operator (each of which is controlled either directly or indirectly by the Ministry for the Economy and Finance).
Fees for the transport of electricity payable to Terna and certain charges paid to the Market Operator are determined by the Authority for Electricity and Gas.
Transactions relating to purchases and sales of electricity concluded with the Market Operator on the Power Exchange and with the Single Buyer are settled at market prices.
Companies of the Domestic Sales Division acquire electricity from the Single Buyer and settle the contracts for differences related to the allocation of CIP 6 energy with the Electricity Services Operator, in addition to paying Terna fees for the use of the national transmission network. Companies that are a part of the Domestic Generation and Energy Management Division, in addition to paying fees for the use of the national transmission network to Terna, carry out electricity transactions with the Market Operator on the Power Exchange.
Enel also acquires fuel for generation and gas for distribution and sale from Eni, a company controlled by the Ministry for the Economy and Finance. Finally, Enel is involved in the joint venture Artic Russia (formerly Eni Russia) with Eni, through which a number of former Yukos assets were acquired in the 1st Half of 2007.
All transactions with related parties are concluded on normal market terms and conditions.

The following table summarizes the relationships:

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues

	at Sept. 30, 2007		First nine months of 2007

Single Buyer	393	1,379	7,158	923
Market Operator	1,012	748	2,669	4,815
Terna	463	501	1,577	1,655
Electricity Services Operator	238	288	—	276
Eni	1	70	727	175
Italian Post Office	—	45	123	12

Total	2,107	3,031	12,254	7,856
In compliance with the Enel Group’s rules of corporate governance, in December 2006 the Board of Directors approved specific rules affirming and governing in greater detail the conditions for ensuring that transactions with related parties are carried out in accordance with criteria of procedural and substantive propriety.
With a view to assuring substantive propriety – in order to ensure fairness in transactions with related parties and to account for the special nature, value or other characteristics of a given transaction – the Board of Directors and/or the Internal Control Committee may ask independent experts to value the assets involved in the transaction and provide financial, legal or technical advisory services.
The following table shows transactions with associated companies outstanding at September 30, 2007 and carried out during the first nine months of the year.

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Costs	Revenues

	at Sept. 30, 2007		First nine months of 2007

Cesi	1	13	7	1
LaGeo	30	1	—	4
Other companies	1	1	1	—

Total	32	15	8	5

Contractual commitments and guarantees
The commitments entered into by the Enel Group and the guarantees given to third parties are shown below:

Millions of euro

at Sept. 30, 2007

Sureties granted to third parties	1,344

Commitments to suppliers for:
- electricity purchases	3,558
- fuel purchases	31,182
- various supplies	3,017
- tenders	1,422
- other	5
Total	39,184

TOTAL	40,528
Guarantees granted to third parties amounted to €1,344 million and include €740 million in commitments relating to the sale of real estate assets in connection with the regulations that, for a period of six years and six months from July 2004, govern rental charges and the termination of leases. The value of such guarantees is reduced annually by a specified amount.
Commitments for electricity mainly regard imports from Switzerland and Germany, and are all related to the period from October 1, 2007 to December 31, 2011.
Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the period (given that fuel prices vary and are mainly set in foreign currencies). The total at September 30, 2007 was €31,182 million, of which €12,332 million refers to the period October 1, 2007–December 31, 2011; €11,854 million to the period 2012–2016; €6,791 million to the period 2017–2021; and the remaining €205 million beyond 2021.
Contingent liabilities and assets
No material new contingent liabilities or assets emerged during the 3rd Quarter of 2007 compared with the situation already described in the consolidated half-year report at June 30, 2007.

Declaration of the manager responsible for the preparation of the company’s financial reports pursuant to the provisions of Article 154-bis, paragraph 2, of Legislative Decree 58/1998
The manager responsible for the preparation of the company’s financial reports, Luigi Ferraris, declares, pursuant to Article 154-bis, paragraph 2, of the Consolidated Law on Financial Intermediation, that the accounting information contained in the consolidated 3rd Quarter report at September 30, 2007 corresponds with that contained in the accounting documentation, books and records.

Enel
Società per azioni
Registered office in Rome
Viale Regina Margherita, 137

SIGNATURES
           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni
Dated: November 15, 2007